Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212639

STRATEGIC STORAGE TRUST IV, INC.

SUPPLEMENT NO. 9 DATED March 28, 2019

TO THE PROSPECTUS DATED APRIL 26, 2018

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust IV, Inc. dated April 26, 2018 and Supplement No. 8 dated January 10, 2019 (which amended and superseded all prior supplements to the prospectus). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;
•	our acquisition of a self storage facility in Newark, New Jersey;
•	an update regarding potential joint ventures with SmartCentres in the Greater Toronto Area of Ontario, Canada;
•	updates to our risk factors;
•	information regarding our share redemption program;
•	information regarding related party fees and expenses;
•	our distribution declaration history;
•	our second quarter of 2019 distribution declaration;
•	selected financial data;
•	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus to include information for the year ended December 31, 2018;
•	an update to the “Plan of Distribution” section of our prospectus;
•	a revised subscription agreement; and
•	our audited consolidated financial statements as of and for the year ended December 31, 2018.

Status of Our Offering

On January 25, 2017, we sold $7.5 million in Class A shares, or approximately 360,577 Class A shares, to an institutional account investor pursuant to a private offering transaction. On March 17, 2017, our public offering was declared effective. As of March 22, 2019, in connection with our public offering, we have received gross offering proceeds of approximately $151.6 million, consisting of approximately $77.8 million from the sale of approximately 3.1 million Class A shares, approximately $60.1 million from the sale of approximately 2.5 million Class T shares, and approximately $13.7 million from the sale of approximately 0.6 million Class W shares. As of March 22, 2019, approximately $943.4 million in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Acquisition of a Self Storage Facility in Newark, New Jersey

As previously disclosed, on December 17, 2018, a subsidiary of ours entered into a purchase and sale agreement with an unaffiliated third party for the acquisition of a self storage facility located in Newark, New Jersey (the “Newark Property”), and on March 26, 2019, we closed on the acquisition. We acquired the Newark Property for a purchase price of approximately $30 million, plus closing and acquisition costs, which was funded with net proceeds from our public offering. The Newark Property contains approximately 100,000 net rentable square feet of storage space and 1,900 rental units, as well as warehouse space of approximately 58,000 square feet.

Potential Joint Ventures with SmartCentres in the Greater Toronto Area of Ontario, Canada

In January 2019, one of our subsidiaries entered into two contribution agreements with a subsidiary of SmartCentres Real Estate Investment Trust, an unaffiliated third party (“SmartCentres”), for two tracts of land located in Scarborough, Ontario (the “Scarborough Land”) and Brampton, Ontario (the “Kingspoint Land,” and collectively with the Scarborough Land, the “Ontario II Lots”) in the Greater Toronto Area of Canada. Upon closing of the Ontario II Lots, self storage facilities will be developed on both of the Ontario II Lots in joint ventures with SmartCentres.

Upon closing, the Ontario II Lots will each be owned by a limited partnership (the “Limited Partnerships”), in which we (through our subsidiaries) and SmartCentres (through its subsidiaries) will each be a 50% limited partner and each have an equal ranking general partner in the Limited Partnerships. It is intended that the Limited Partnerships develop self storage facilities on the Ontario II Lots. The value of the Scarborough Land and the Kingspoint Land to be contributed by SmartCentres to the Limited Partnerships has an agreed upon fair market value of approximately $1.8 million CAD and $3.3 million CAD, respectively. At closing, we (through our subsidiaries) will subscribe for 50% of the units in the Scarborough and Kingspoint Limited Partnerships at an agreed upon subscription price of approximately $0.9 million CAD and $1.7 million CAD, respectively, representing contributions equivalent to 50% of the agreed upon fair market value of each parcel of land. We expect the acquisitions of the Scarborough Land and Kingspoint Land to close in the first half of 2020 after the land has been zoned so as to permit the self storage facilities.

Pursuant to the Contribution Agreements, we and SmartCentres will be obligated to become partners in the respective Limited Partnership only after satisfactory completion of agreed upon closing conditions. We will decide whether to enter into the joint venture and have the Limited Partnership acquire the relevant Ontario II Lots generally based upon:

•	satisfactory completion of due diligence on the Ontario II Lots;

•	SmartCentres obtaining a final and unappealable amendment of the existing zoning of the Ontario II Lots so as to permit the development of the property thereon;

•

with respect to the Kingspoint Land and Scarborough Land, SmartCentres obtaining various governmental approvals for both zoning matters and the severance of the respective land from larger properties owned by SmartCentres;

•	if required, certain easements being granted by SmartCentres to the Limited Partnership that is to own the relevant Ontario II Lot; and

•	satisfaction of the conditions to the acquisition in accordance with the Contribution Agreement for the relevant Ontario II Lot.

There can be no assurance that we will enter into any of the joint ventures and complete the acquisition of either of the Ontario II Lots or the development of the self storage properties thereon. In some circumstances, if we fail to complete the Scarborough Land and Kingspoint Land acquisition, we may forfeit up to approximately $300,000 CAD and $150,000 CAD, respectively in earnest money.

Other properties may be identified in the future that we may acquire prior to or instead of the Ontario II Lots. Due to the considerable conditions to the consummation of the acquisition of the Ontario II Lots, we cannot make any assurances that the closing of either or both of the Ontario II Lots is probable.

Updates to our Risk Factors

The following hereby replaces the risk factor captioned “High interest rates may make it difficult for us to refinance properties, which could reduce the number of properties we can acquire and the amount of cash distributions we can make” under the “Risk Factors—Risks Associated with Debt Financing” section of our prospectus. The corresponding caption in the Prospectus Summary under the heading “Summary Risk Factors” is also replaced accordingly.

Our obligation to make balloon payments could increase the risk of default.

Our debt may have balloon payments of up to 100% of the principal amount of such loans due on the respective maturity dates. Thus, such debt will have a substantial payment due at the scheduled maturity date, unless previously prepaid or refinanced.  Loans with a substantial remaining principal balance on their stated maturity involve greater degrees of risk of non-payment at stated maturity than fully amortizing loans. As a result, our ability to repay the such loans on their respective maturity dates will largely depend upon our ability either to prepay such loans, refinance such loans or to sell, to the extent permitted, all or a portion of the properties encumbered by such loans, if any. Our ability to accomplish any of these goals will be affected by a number of factors at the time of attempted prepayment, refinancing or sale, including, but not limited to: (i) the availability of, and competition for, credit for commercial real estate; (ii) prevailing interest rates; (iii) the net operating income generated by our properties; (iv) the fair market value of our properties; (v) our equity in our properties; (vi) our financial condition; (vii) the operating history and occupancy level of our properties; (viii) the tax laws; and (ix) the prevailing general and regional economic conditions.

The following is hereby added as an additional risk factor at the end of the “Risk Factors— Risks Related to an Investment in Strategic Storage Trust IV, Inc.” section of our prospectus.

If our Property Manager suffers financial or other difficulties, our operating results and financial condition may be adversely impacted.

All of our properties are managed by our Property Manager. Accordingly, financial or other difficulties experienced by our Property Manager would have a greater impact on our operating results and financial condition that would be the case if the properties did not have common management. For example, a financial failure or bankruptcy filing involving our Property Manager, given that it manages all of our properties, could have a greater impact on our operating results and financial condition than a financial failure or bankruptcy filing involving a property manager that does not manage multiple properties of ours.

Share Redemption Program Information

For the year ended December 31, 2018, we received redemption requests totaling approximately $110,000 (approximately 4,900 shares), approximately $30,000 of which were fulfilled during the year ended December 31, 2018, with the remaining approximately $80,000 included in accounts payable and accrued liabilities as of December 31, 2018, and fulfilled in January 2019. For the year ended December 31, 2017, we did not receive any requests for redemptions.

Related Party Fees and Expenses

The following table summarizes related party costs incurred and paid by us for the years ended December 31, 2017 and 2018, as well as any related amounts payable as of December 31, 2017 and 2018:

	Year Ended December 31, 2017			Year Ended December 31, 2018
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$283,322	$278,258	$5,064	$775,948	$754,396	$26,616
Asset management fees	45,471	35,876	9,595	613,637	615,399	7,833
Property management fees(1)	35,545	26,785	8,760	350,058	358,818	—
Transfer Agent expenses	—	—	—	163,898	153,355	10,543
Acquisition expenses	187,641	187,641	—	666,416	666,416	—
Capitalized
Acquisition expenses	—	—	—	76,890	76,890	—
Additional Paid-in Capital
Selling commissions	2,212,286	2,212,286	—	3,884,006	3,838,693	45,313
Dealer Manager fees	797,508	781,825	15,683	1,352,419	1,351,849	16,253
Stockholder Servicing Fees and Dealer Manager Servicing Fees(2)	533,108	17,948	515,160	1,297,283	216,670	1,595,773
Offering costs	1,581,394	1,548,028	33,366	356,021	371,085	18,302
Total	$5,676,275	$5,088,647	$587,628	$9,536,576	$8,403,571	$1,720,633

 (1)During the years ended December 31, 2017 and 2018, property management fees included approximately $16,000 and $0, respectively, of fees paid to the sub-property manager.

(2)We pay our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares and an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W Shares sold in the Primary Offering.

Distribution Declaration History

The following table shows the distributions we have paid for the years ended December 31, 2017 and 2018:

Quarter	OP Unit Holders	Common Stockholders	Distributions Declared Per Common Share (1)
1st Quarter 2017	$1,332	$54,031	$0.15	(2)
2nd Quarter 2017	$3,050	$143,386	$0.39
3rd Quarter 2017	$3,380	$216,163	$0.39
4th Quarter 2017	$3,463	$451,540	$0.39
1st Quarter 2018	$4,004	$710,976	$0.39
2nd Quarter 2018	$3,498	$998,126	$0.39
3rd Quarter 2018	$3,503	$1,340,577	$0.39
4th Quarter 2018	$3,464	$1,590,665	$0.39
(1)	Declared distributions are paid monthly in arrears.
(2)	Distributions in the first quarter of 2017 were declared for the last seven days in January and the month of February only.

The following shows our distributions and the sources of such distributions for the respective periods presented:

	Year Ended December 31, 2018		Year Ended December 31, 2017
Distributions paid in cash — common stockholders	$2,620,607		$681,700
Distributions paid in cash — Operating Partnership unitholders	14,469		11,225
Distributions reinvested	2,019,737		183,420
Total distributions	$4,654,813		$876,345
Source of distributions
Cash flows provided by operations	—	0%	—	0%
Offering proceeds from Primary Offering and Private Offering Transaction	2,635,076	56.6%	692,925	79.1%
Offering proceeds from distribution reinvestment plan	2,019,737	43.4%	183,420	20.9%
Total sources	$4,654,813	100.0%	$876,345	100.0%

From our inception through December 31, 2018, we paid cumulative distributions of approximately $5.5 million, as compared to cumulative net loss attributable to our common stockholders of approximately $5.9 million. For the year ended December 31, 2018, we paid distributions of approximately $4.7 million, as compared to a net loss attributable to our common stockholders of approximately $4.7 million. Net loss attributable to our common stockholders for the year ended December 31, 2018 reflects non-cash depreciation and amortization of approximately $3.9 and acquisition related expenses of approximately $1.3 million. Cumulative net loss attributable to our common stockholders reflects non-cash depreciation and amortization of approximately $4.1 million, and acquisition related expenses of approximately $1.8 million.

For the year ended December 31, 2017, we paid distributions of approximately $876,000, as compared to cumulative net loss attributable to our common stockholders of approximately $1.2 million. Net loss attributable to our common stockholders for the year ended December 31, 2017 and cumulative net loss reflect non-cash depreciation and amortization of approximately $285,000, and acquisition related expenses of approximately $425,000. From our commencement of paying cash distributions on our common shares in February 2017, distributions were paid solely from proceeds of our Offerings.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We have not been able to and may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in the Offering. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Second Quarter of 2019 Distribution Declaration

On March 7, 2019, our board of directors declared a daily distribution rate for the second quarter of 2019 of approximately $0.004281 per day per share on the outstanding shares of common stock payable to Class A, Class T and Class W stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on April 1, 2019 and ending June 30, 2019. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.003618 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.003969 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.

Selected Financial Data

The following is a summary of financial information for the periods shown below.

	As of and for the Year Ended December 31, 2018	As of and for the Year Ended December 31, 2017	As of and For the Period June 1, 2016 (date of inception) through December 31, 2016
Operating Data
Total revenues	$5,764,028	$475,404	$—
Operating loss	(3,517,494)	(1,246,680)	—
Net loss attributable to Strategic Storage Trust IV, Inc. common stockholders	(4,708,285)	(1,230,755)	—
Net loss per Class A common share-basic and diluted	(1.39)	(1.74)	—
Net loss per Class T common share-basic and diluted	(1.39)	(1.74)	—
Net loss per Class W common share-basic and diluted	(1.39)	(1.74)	—
Dividends declared per common share	1.56	1.32	—
Balance Sheet Data
Real estate facilities	$135,980,078	$12,339,539	$—
Total assets	161,942,760	35,804,087	201,000
Total debt	63,777,861	—	—
Total liabilities	69,129,692	1,105,316	—
Total equity	90,719,079	34,515,351	201,000
Other Data
Net cash used in operating activities	$(97,732)	$(1,289,006)	$—
Net cash used in investing activities	(132,453,332)	(13,337,799)	—
Net cash provided by financing activities	126,417,379	36,354,930	201,000

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and notes thereto contained elsewhere in this supplement.

Overview

Strategic Storage Trust IV, Inc., a Maryland corporation (the “Company”), was formed on June 1, 2016 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. The Company’s year-end is December 31. As used in this supplement, “we,” “us,” “our” and “Company” refer to Strategic Storage Trust IV, Inc. and each of our subsidiaries.

SmartStop Asset Management, LLC, a Delaware limited liability company organized in 2013 (our “Sponsor”), is the sponsor of our Offering of shares of our common stock, as described below. Our Sponsor is a company focused on providing real estate advisory, asset management, and property management services. Our Sponsor owns 97.5% of the economic interests (and 100% of the voting membership interests) of Strategic Storage Advisor IV, LLC (our “Advisor”) and owns 100% of Strategic Storage Property Management IV, LLC (our “Property Manager”).

On January 25, 2017, we sold approximately 360,577 Class A shares for $7.5 million to an institutional account investor pursuant to a private offering transaction (the “Private Offering Transaction”).

On March 17, 2017, we commenced a public offering of a maximum of $1 billion in common shares for sale to the public (the “Primary Offering”) and $95 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Public Offering,” or the “Offering”).

As of December 31, 2018, we owned 14 self storage facilities located in five states comprising approximately 8,430 units and approximately 1,038,000 rentable square feet.

As of December 31, 2018, we owned 50% of the equity interests of an entity that owned a tract of land in the Greater Toronto Area that is intended to be developed into a self storage facility, with a subsidiary of SmartCentres owning the other 50% of such entity. In addition, we had entered into two other contribution agreements with respect to two separate tracts of land in the Greater Toronto Area owned by SmartCentres. For more information, see Item 2—Properties—Other Real Estate Investments.

Critical Accounting Policies

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”) in the U.S. Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this supplement. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 of the Notes to the Consolidated Financial Statements contained in this supplement, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. We also consider whether in-place, market leases represent an intangible asset. Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

Our allocations of purchase prices are based on certain significant estimates and assumptions, variations in such estimates and assumptions could result in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the consolidated financial statements.

Impairment of Long-Lived Assets

The majority of our assets, other than cash and cash equivalents, consist of long-lived real estate assets as well as intangible assets related to our acquisitions. We will evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our long-lived assets. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived asset and recognize an impairment loss. Our evaluation of the impairment of long-lived assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss recognized, if any, may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We will evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the joint venture entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election under Section 856(c) of the Internal Revenue Code of 1986 (the “Code”) to be taxed as a REIT under the Code, commencing with the taxable year ended December 31, 2017. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Results of Operations

Overview

We derive revenues principally from: (i) rents received from tenants who rent storage units under month-to-month leases at each of our self storage facilities; and (ii) sales of packing- and storage-related supplies at our storage facilities. Therefore, our operating results depend significantly on our ability to retain our existing tenants and lease our available self storage units to new tenants, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our tenants making their required rental payments to us.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

On March 17, 2017, we commenced our Offering and formal operations. On April 11, 2017, we acquired our first self storage property located in Florida comprising approximately 600 units and approximately 67,000 rentable square feet. As of December 31, 2018 and 2017, we owned 14 self storage facilities and two self storage facilities, respectively.

Our operating results for the year ended December 31, 2017 include partial year results for our first two facilities acquired during 2017.  Our operating results for the year ended December 31, 2018 include full year results for two self storage facilities acquired during 2017 and partial year results for 12 facilities acquired during 2018. As such, we believe there is little basis for comparison between the years ended December 31, 2018 and 2017. Operating results in future periods will depend on the results of operations of these properties and the real estate properties that we acquire in the future.

As a result of the timing of our formation and commencement of operations, we had no operations during the period from June 1, 2016 (date of inception) through December 31, 2016 and we acquired our first two properties during 2017. As such, we believe there is little basis for comparison between the period from June 1, 2016 (date of inception) through December 31, 2016 and the year ended December 31, 2017. We expect revenue and expenses to increase in future periods as we acquire additional properties.

Comparison of the Years Ended December 31, 2018 and 2017

Total Revenues

Total revenues for the years ended December 31, 2018 and 2017 were approximately $5,764,000 and $475,000, respectively. The increase in total revenues is primarily attributable to a full year of operations for two properties and partial year of operations for 12 properties acquired during the year ended December 31, 2018, compared to a partial year operations for two properties in the year ended December 31, 2017. We expect total revenues to increase in the future commensurate with our future acquisition activity.

Property Operating Expenses

Property operating expenses for the years ended December, 2018 and 2017 were approximately $1,851,000 and $205,000, respectively.  Property operating expenses include the costs to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses is primarily attributable to a full year of operations for two properties and a partial year of operations for 12 properties acquired during the year ended December 31, 2018, compared to a partial year of operations for two properties in the year ended December 31, 2017. We expect property operating expenses to increase in the future commensurate with our future acquisition activity.

Property Operating Expenses – Affiliates

Property operating expenses – affiliates for the years ended December 31, 2018 and 2017 were approximately $964,000 and $81,000, respectively.  Property operating expenses – affiliates includes property management fees and asset management fees. The increase in property operating expenses – affiliates is primarily attributable to a full year of operations for two properties and a partial year of operations for 12 properties acquired during the year ended December 31, 2018, compared to a partial year of operations for two properties acquired in the year ended December 31, 2017.  We expect property operating expenses – affiliates to increase in the future commensurate with our future acquisition activity.

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2018 and 2017 were approximately $1,714,000 and $726,000, respectively. General and administrative expenses consist primarily of legal expenses, directors’ and officers’ insurance, transfer agent fees, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors related costs. The increase in general and administrative expenses is primarily attributable to an increase in legal expenses, our Advisor’s payroll related costs, transfer agent fees, professional expenses, and accounting expenses commensurate with the increase in our operational activity. We expect general and administrative expenses to increase in the future as our operational activity increases, but decrease as a percentage of total revenue.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the years ended December 31, 2018 and 2017 were approximately $3,416,000 and $285,000, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expense is primarily attributable to a full year of operations for two properties and a partial year of operations for 12 properties acquired during the year ended December 31, 2018, compared to a partial year of operations for two properties acquired in the year ended December 31, 2017. We expect depreciation and amortization expense to increase in the future commensurate with our future acquisition activity.

Acquisition Expenses – Affiliates

Acquisition expenses – affiliates for the years ended December 31, 2018 and 2017 were approximately $667,000 and $188,000, respectively. The increase in acquisition expenses primarily relates to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy. We expect acquisition expenses – affiliates to fluctuate in the future commensurate with our acquisition activity.

Other Property Acquisition Expenses

Other property acquisition expenses for the years ended December 31, 2018 and 2017 were approximately $671,000 and $237,000, respectively. The increase in acquisition expenses primarily relates to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy.  We expect other property acquisition expenses to fluctuate in the future commensurate with our acquisition activity.

Interest Expense

Interest expense for the years ended December 31, 2018 and 2017 were approximately $908,000 and none, respectively. The increase in interest expense was due to debt obtained in conjunction with some of the properties acquired during 2018. We expect interest expense to increase in the future commensurate with our future debt level.

Interest Expense – Debt Issuance Costs

Interest expense – debt issuance costs for the years ended December 31, 2018 and 2017 were approximately $434,000 and none, respectively. The increase in interest expense – debt issuance costs was due to debt obtained in conjunction with some of the properties acquired during 2018. We expect interest expense – debt issuance costs to increase in the future commensurate with our future financing activity.

Other Income

Other income for the years ended December 31, 2018 and 2017 was approximately $139,000 and none, respectively. The increase in other income primarily relates to interest income earned on cash balances during the year ended December 31, 2018.

Comparison of the Year Ended December 31, 2017 and the Period from June 1, 2016 (date of inception) through December 31, 2016

Total Revenues

Total revenues for the year ended December 31, 2017 were approximately $475,000 compared to none in the prior period. The increase is attributable to the acquisition of our first self storage property during the second quarter of 2017 and our second self storage property during the fourth quarter of 2017. We expect total revenues to increase in future periods commensurate with our future acquisition activity.

Property Operating Expenses

Property operating expenses for the year ended December 31, 2017 were approximately $205,000 compared to none in the prior period. Property operating expenses include the cost to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses is attributable to the acquisition of our first self storage property during the second quarter of 2017 and our second self storage property during the fourth quarter of 2017. We expect property operating expenses to increase in the future commensurate with our future acquisition activity.

Property Operating Expenses – Affiliates

Property operating expenses – affiliates for the year ended December 31, 2017 were approximately $81,000 compared to none in the prior period. Property operating expenses – affiliates includes property management fees and asset management fees. The increase in property operating expenses – affiliates is attributable to the acquisition of our first self storage property during the second quarter of 2017 and our second property during the fourth quarter of 2017. We expect property operating expenses – affiliates to increase in future periods commensurate with our future acquisition activity.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2017 were approximately $726,000 compared to none in the prior period. The increase in general and administrative expenses is primarily attributable to legal expenses, transfer agent fees, directors’ and officers’ insurance expense, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors related cost commensurate with the increase in our operational activity. We expect general and administrative expenses to increase in the future as our operational activity increases, but decrease as a percentage of total revenue.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the year ended December 31, 2017 were approximately $285,000 compared to none in the prior period. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from the acquisition of our first self storage property during the second quarter of 2017 and second self storage property during the fourth quarter of 2017. We expect depreciation and amortization to increase in the future commensurate with our acquisition activity.

Acquisition Expenses – Affiliates

Acquisition expenses – affiliates for the year ended December 31, 2017 were approximately $188,000 compared to none in the prior period. The increase in acquisition expenses primarily relates to the costs associated with our first self storage property acquired during the second quarter of 2017, our second self storage property acquired during the fourth quarter of 2017 and prospective self storage properties to be acquired in future periods. We expect acquisition expenses- affiliates to increase in the future commensurate with our acquisition activity.

Other Property Acquisition Expenses

Other property acquisition expenses for the year ended December 31, 2017 were approximately $237,000 compared to none in the prior period. The increase in acquisition expenses primarily relates to the property acquisition expenses incurred by third parties and primarily relate to the costs associated with our first self storage property acquired during the second quarter of 2017, our second property acquired during the fourth quarter of 2017 and prospective self storage properties to be acquired in future periods.  We expect other property acquisition expenses to increase in the future commensurate with our acquisition activity.

Liquidity and Capital Resources

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the years ended December 31, 2018 and 2017 are as follows:

	Year ended December 31, 2018	Year ended December 31, 2017	Change
Net cash flow provided by (used in):
Operating activities	$(97,732)	$(1,289,006)	1,191,274
Investing activities	(132,453,332)	(13,337,799)	(119,115,533)
Financing activities	126,417,379	36,354,930	90,062,449

Cash flows used in operating activities for the years ended December 31, 2018 and 2017 were approximately $98,000 and $1.3 million, respectively, a change of approximately $1.2 million. The change in cash used in our operating activities is primarily the result of an increase in accounts payable and accrued liabilities of approximately $1.6 million, offset by a decrease in other assets, net of approximately $0.5 million.

Cash flows used in investing activities for the years ended December 31, 2018 and 2017 were approximately $132.5 million and $13.3 million, respectively, an increase of approximately $119.1 million. The increase in cash used in our investing activities is primarily the result of an increase in acquisitions during the year ended December 31, 2018 of approximately $113.5 million, an increase in investment in equity method investment of approximately $2.5 million, an increase in investment in joint ventures of approximately $0.9 million, as well as an increase in deposits made on potential future acquisitions of approximately $2.7 million.

Cash flows provided by financing activities for the years ended December 31, 2018 and 2017 were approximately $126.4 million and $36.4 million, respectively, an increase of approximately $90.0 million. The increase in cash provided by our financing activities is primarily the result of an increase in net proceeds raised from our Offering of approximately $31.0 million and proceeds from issuance of debt of $62.0 million, primarily offset by an increase in cash distributions paid of approximately $1.9 million.

Short-Term Liquidity and Capital Resources

Through March 17, 2017, the date we commenced our Offering, we met our short-term operating liquidity requirements through advances from our Advisor or its affiliates, as we needed to fund our offering costs and operating expenses incurred before our Offering commenced. Currently, we generally expect that we will meet our short-term operating liquidity requirements from the combination of proceeds from our Offering, proceeds from secured or unsecured financing from banks or other lenders, net cash provided by property operations and advances from our Advisor which will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in our advisory agreement with our Advisor.

Distribution Policy

On December 20, 2018, our board of directors declared a daily distribution rate for the first quarter of 2019 of approximately $0.004281 per day per share on the outstanding shares of common stock payable to Class A, Class T and Class W stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on January 1, 2019 and ending March 31, 2019. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.003618 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.003969 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.

Currently, we are making distributions to our stockholders using proceeds from the Offering in anticipation of future cash flow. As such, this reduces the amount of capital we will ultimately invest in properties. Because substantially all of our operations are performed indirectly through our Operating Partnership, our ability to pay distributions depends in large part on our Operating Partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from the Offering. Though we presently intend to pay only cash distributions, and potentially stock distributions, we are authorized by our charter to pay in-kind distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter or distributions that meet all of the following conditions: (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property; (b) our board of directors offers each stockholder the election of receiving such in-kind distributions; and (c) in-kind distributions are only made to those stockholders who accept such offer.

During our Offering, when we may raise capital more quickly than we acquire income-producing assets, we may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the Offering. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investment in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Distributions are paid to our stockholders as of the record date selected by our board of directors. We currently pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to continue to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our board of directors may increase, decrease or eliminate the distribution rate that is being paid at any time. Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class A Shares, Class T Shares and Class W Shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on Class T Shares will likely be lower than distributions on Class A Shares because Class T Shares are subject to ongoing stockholder servicing fees and distributions of Class W Shares will likely be lower than distributions on Class A Shares because Class W Shares are subject to the ongoing dealer manager servicing fees. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the Offering;
•	our operating and interest expenses;
•	the amount of distributions or dividends received by us from our indirect real estate investments;
•	our ability to keep our properties occupied;
•	our ability to maintain or increase rental rates;
•	capital expenditures and reserves for such expenditures;
•	the issuance of additional shares; and
•	financings and refinancings.

The following shows our distributions and the sources of such distributions for the respective periods presented:

	Year Ended December 31, 2018		Year Ended December 31, 2017
Distributions paid in cash — common stockholders	$2,620,607		$681,700
Distributions paid in cash — Operating Partnership unitholders	14,469		11,225
Distributions reinvested	2,019,737		183,420
Total distributions	$4,654,813		$876,345
Source of distributions
Cash flows provided by operations	—	0%	—	0%
Offering proceeds from Primary Offering and Private Offering Transaction	2,635,076	56.6%	692,925	79.1%
Offering proceeds from distribution reinvestment plan	2,019,737	43.4%	183,420	20.9%
Total sources	$4,654,813	100.0%	$876,345	100.0%

From our inception through December 31, 2018, we paid cumulative distributions of approximately $5.5 million, as compared to cumulative net loss attributable to our common stockholders of approximately $5.9 million. For the year ended December 31, 2018, we paid distributions of approximately $4.7 million, as compared to a net loss attributable to our common stockholders of approximately $4.7 million. Net loss attributable to our common stockholders for the year ended December 31, 2018 reflects non-cash depreciation and amortization of approximately $3.9 and acquisition related expenses of approximately $1.3 million. Cumulative net loss attributable to our common stockholders reflects non-cash depreciation and amortization of approximately $4.1 million, and acquisition related expenses of approximately $1.8 million.

For the year ended December 31, 2017, we paid distributions of approximately $876,000, as compared to cumulative net loss attributable to our common stockholders of approximately $1.2 million. Net loss attributable to our common stockholders for the year ended December 31, 2017 and cumulative net loss reflect non-cash depreciation and amortization of approximately $285,000, and acquisition related expenses of approximately $425,000. From our commencement of paying cash distributions on our common shares in February 2017, distributions were paid solely from proceeds of our Offerings.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We have not been able to and may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in the Offering. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Indebtedness

As of December 31, 2018, our total indebtedness was approximately $63.8 million which included approximately $62.0 million of variable rate debt and approximately $2.3 million of fixed rate debt, less approximately $0.5 million in net debt issuance costs. As of December 31, 2017, we did not have any third-party indebtedness. Some of our debt has a maturity date in 2019, which we intend to exercise the extension option or repay the loan through debt refinancing. See Note 5 of the Notes to the Consolidated Financial Statements for more information about our indebtedness.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness, if any.

Long-term potential future sources of capital include proceeds from our Offering, secured or unsecured financings from banks or other lenders, issuance of equity instruments and undistributed funds from operations. To the extent we are not able to secure requisite financing in the form of a credit facility or other debt, we will be dependent upon proceeds from the issuance of equity securities and cash flows from operating activities in order to meet our long-term liquidity requirements and to fund our distributions.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments due during the years ended December 31,
	Total	2019	2020-2021	2022-2023	Thereafter
Mortgage interest(1)	$2,855,025	$1,938,875	$262,527	$226,383	$427,240
Mortgage principal(2)	64,303,182	62,120,974	266,314	302,457	1,613,437
Total contractual obligations	$67,158,207	$64,059,849	$528,841	$528,840	$2,040,677
(1)

Interest expense on variable rate debt was calculated based upon the contractual rates in effect as of December 31, 2018. Interest expense on the KeyBank Credit Facility is calculated presuming the amount outstanding as of December 31, 2018 would remain outstanding through the maturity date of July 31, 2019. Interest expense on the Katy Loan is calculated presuming the amount outstanding as of December 31, 2018 would remain outstanding through the maturity date of September 1, 2031.

(2)	Amount represents principal payments only, excluding debt issuance costs.

Off-Balance Sheet Arrangements

On July 31, 2018, one of our subsidiaries made a preferred equity investment in an entity that is developing a self storage facility. For more information please see Note 10 of the Notes to the Consolidated Financial Statements contained in this supplement. The investment is accounted for under the equity method of accounting. We also have joint ventures with SmartCentres, which are accounted for using the equity method of accounting. Other than the foregoing, we do not currently have any relationships with unconsolidated entities or financial partnerships. Such entities are often referred to as structured finance or special purpose entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Subsequent Events

Please see Note 11 of the Notes to the Consolidated Financial Statements contained in this supplement.

Seasonality

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities, which we believe will be slightly higher over the summer months due to increased moving activity.

Update to “Plan of Distribution”

The ninth paragraph of the “Plan of Distribution—Compensation of Dealer Manager and Participating Broker-Dealers” section of the prospectus is hereby removed and replaced with the following:

Our directors and officers, as well as directors, officers, and employees of our advisor or its affiliates, including sponsors and consultants, their IRAs or other retirement plans, may purchase Class A shares in our primary offering at a reduced price equal to $22.75 per share, reflecting the fact that sales commissions and dealer manager fees in the aggregate amount of $2.25 per share will not be payable in connection with such sales. Participating broker-dealers, registered representatives of participating broker-dealers, and participating registered investment advisors, their IRAs or other retirement plans, and their immediate family members and their IRAs or other retirement plans, may purchase Class A shares in our primary offering at a reduced price equal to $23.50 per share, reflecting the fact that sales commissions in the amount of $1.50 per share will not be payable in connection with such sales. Except for certain share ownership restrictions contained in our charter, there is no limit on the number of shares that may be sold to these parties. Our advisor and its affiliates are expected to hold their shares purchased as stockholders for investment and not with a view towards distribution.

Subscription Agreement

The subscription agreement contained as Appendix A to the prospectus is hereby deleted and replaced with the Appendix A to this supplement.

Financial Statements

The financial statements listed below are contained in this supplement:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Strategic Storage Trust IV, Inc.

Ladera Ranch, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Strategic Storage Trust IV, Inc. (the “Company”) and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss, equity, and cash flows for the years ended December 31, 2018 and 2017 and for the period from June 1, 2016 (date of inception) through December 31, 2016, and the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2018 and 2017, and the results of their operations and their cash flows for the years ended December 31, 2018 and 2017, and for the period from June 1, 2016 (date of inception) through December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2017.

Costa Mesa, California

March 20, 2019

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2018 and 2017

	December 31,
	2018	2017
ASSETS
Real estate facilities:
Land	$26,485,823	$1,713,976
Buildings	103,015,323	9,614,412
Site improvements	6,478,932	1,011,151
	135,980,078	12,339,539
Accumulated depreciation	(1,769,436)	(138,219)
Real estate facilities, net	134,210,642	12,201,320
Cash and cash equivalents	15,672,258	21,929,125
Restricted cash	123,182	—
Other assets, net	7,778,605	1,221,753
Intangible assets, net of accumulated amortization	4,158,073	451,889
Total assets	$161,942,760	$35,804,087
LIABILITIES AND EQUITY
Secured debt, net	$63,777,861	$—
Accounts payable and accrued liabilities	3,027,701	301,273
Due to affiliates	1,720,633	587,628
Distributions payable	603,497	216,415
Total liabilities	69,129,692	1,105,316
Commitments and contingencies (Note 7)
Redeemable common stock	2,093,989	183,420
Equity:
Strategic Storage Trust IV, Inc. equity:
Preferred Stock, $0.001 par value; 200,000,000 shares authorized; none issued and outstanding at December 31, 2018 and 2017	—	—
Class A Common stock, $0.001 par value; 315,000,000 shares authorized; 2,962,849 and 1,253,576 shares issued and outstanding at December 31, 2018 and 2017, respectively	2,964	1,254
Class T Common stock, $0.001 par value; 315,000,000 shares authorized; 1,570,411 and 426,228 shares issued and outstanding at December 31, 2018 and 2017, respectively	1,570	426
Class W common stock, $0.001 par value; 70,000,000 shares authorized; 353,991 and 110,646 shares issued and outstanding at December 31, 2018 and 2017, respectively	354	111
Additional paid-in capital	102,710,956	36,653,000
Distributions	(6,106,597)	(1,079,785)
Accumulated deficit	(5,939,040)	(1,230,755)
Accumulated other comprehensive loss	(96,670)	—
Total Strategic Storage Trust IV, Inc. equity	90,573,537	34,344,251
Noncontrolling interests in our Operating Partnership	145,542	171,100
Total equity	90,719,079	34,515,351
Total liabilities and equity	$161,942,760	$35,804,087

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2018 and 2017 and For the Period from June 1, 2016 (date of inception) through December 31, 2016

	Year Ended December 31, 2018	Year Ended December 31, 2017	For the Period from June 1, 2016 (date of inception) through December 31, 2016
Revenues:
Self storage rental revenue	$5,736,613	$474,752	$—
Ancillary operating revenue	27,415	652	—
Total revenues	5,764,028	475,404	—
Operating expenses:
Property operating expenses	1,851,022	205,357	—
Property operating expenses – affiliates	963,695	81,016	—
General and administrative	1,713,540	726,028	—
Depreciation	1,656,502	138,497	—
Intangible amortization expense	1,759,531	146,372	—
Acquisition expense - affiliates	666,416	187,641	—
Other property acquisition expenses	670,816	237,173	—
Total operating expenses	9,281,522	1,722,084	—
Operating loss	(3,517,494)	(1,246,680)	—
Other income (expense):
Interest expense	(907,602)	—	—
Interest expense – debt issuance costs	(434,029)	—	—
Other	139,172	—	—
Net loss	(4,719,953)	(1,246,680)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	11,668	15,925	—
Net loss attributable to Strategic Storage Trust IV, Inc. common stockholders	$(4,708,285)	$(1,230,755)	$—
Net loss per Class A share—basic and diluted	$(1.39)	$(1.74)	$—
Net loss per Class T share—basic and diluted	$(1.39)	$(1.74)	$—
Net loss per Class W share—basic and diluted	$(1.39)	$(1.74)	$—
Weighted average Class A shares outstanding—basic and diluted	2,179,746	577,117	42
Weighted average Class T shares outstanding—basic and diluted	971,724	94,823	—
Weighted average Class W shares outstanding—basic and diluted	231,901	36,614	—

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Years Ended December 31, 2018 and 2017 and For the Period from June 1, 2016 (date of inception) through December 31, 2016

	Year Ended December 31, 2018	Year Ended December 31, 2017	For the Period from June 1, 2016 (date of inception) through
Net loss	$(4,719,953)	$(1,246,680)	$—
Other comprehensive loss:
Foreign currency translation adjustment	(96,670)	—	—
Comprehensive loss	(4,816,623)	(1,246,680)	—
Comprehensive loss attributable to noncontrolling interests:
Comprehensive loss attributable to the noncontrolling interests in our Operating Partnership	11,766	15,925	—
Comprehensive loss attributable to Strategic Storage Trust IV, Inc. common stockholders	$(4,804,857)	$(1,230,755)	$—

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 31, 2018 and 2017 and For the Period from June 1, 2016 (Date of inception) through December 31, 2016

	Common Stock										Total
	Class A		Class T		Class W					Accumulated	Strategic	Noncontrolling
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Other Comprehensive Loss	Storage Trust IV, Inc. Equity	Interests in our Operating Partnership	Total Equity	Redeemable Common Stock
Balance as of June 1, 2016 (date of inception)	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Gross proceeds from issuance of common stock	44	—	—	—	—	—	1,000	—	—	—	1,000	—	1,000	—
Issuance of limited partnership units in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	200,000	200,000	—
Balance as of December 31, 2016	44	—	—	—	—	—	1,000	—	—	—	1,000	200,000	201,000	—
Gross proceeds from issuance of common stock	1,248,210	1,249	424,613	424	109,749	110	42,412,111	—	—	—	42,413,894	—	42,413,894	—
Offering costs	—	—	—	—	—	—	(5,760,103)	—	—	—	(5,760,103)	—	(5,760,103)	—
Changes to redeemable common stock	—	—	—	—	—	—	(183,420)	—	—	—	(183,420)	—	(183,420)	183,420
Distributions	—	—	—	—	—	—	—	(1,079,785)	—	—	(1,079,785)	—	(1,079,785)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(12,975)	(12,975)	—
Issuance of shares for distribution reinvestment plan	5,322	5	1,615	2	897	1	183,412	—	—	—	183,420	—	183,420	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(1,230,755)	—	(1,230,755)	—	(1,230,755)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(15,925)	(15,925)	—
Balance as of December 31, 2017	1,253,576	1,254	426,228	426	110,646	111	36,653,000	(1,079,785)	(1,230,755)	—	34,344,251	171,100	34,515,351	183,420
Gross proceeds from issuance of common stock	1,653,971	1,654	1,117,785	1,118	237,087	237	73,654,959	—	—	—	73,657,968	—	73,657,968	—
Offering costs	—	—	—	—	—	—	(7,606,292)	—	—	—	(7,606,292)	—	(7,606,292)	—
Changes to redeemable common stock	—	—	—	—	—	—	(2,019,737)	—	—	—	(2,019,737)	—	(2,019,737)	2,019,737
Redemptions of common stock	(1,200)	(1)	—	—	—	—	—	—	—	—	(1)	—	(1)	(109,168)
Issuance of restricted stock	3,000	3	—	—	—	—	—	—	—	—	3	—	3	—
Distributions	—	—	—	—	—	—	—	(5,026,812)	—	—	(5,026,812)	—	(5,026,812)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(13,890)	(13,890)	—
Issuance of shares for distribution reinvestment plan	53,502	54	26,398	26	6,258	6	2,019,651	—	—	—	2,019,737	—	2,019,737	—
Stock based compensation expense	—	—	—	—	—	—	9,375	—	—	—	9,375	—	9,375	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(4,708,285)	—	(4,708,285)	—	(4,708,285)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(11,668)	(11,668)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(96,670)	(96,670)	—	(96,670)	—
Balance as of December 31, 2018	2,962,849	$2,964	1,570,411	$1,570	353,991	$354	$102,710,956	$(6,106,597)	$(5,939,040)	$(96,670)	$90,573,537	$145,542	$90,719,079	$2,093,989

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2018 and 2017 and For the Period from June 1, 2016 (Date of inception) through December 31, 2016

	Year Ended December 31, 2018	Year Ended December 31, 2017	For the Period from June 1, 2016 (date of inception) through December 31, 2016
Cash flows from operating activities:
Net loss	$(4,719,953)	$(1,246,680)	$—
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	3,416,033	284,869	—
Amortization of debt issuance costs	434,029	—	—
Stock based compensation expense related to issuance of restricted stock	9,375	—	—
Increase (decrease) in cash and cash equivalents from change in assets and liabilities:
Other assets, net	(1,120,211)	(624,094)	—
Accounts payable and accrued liabilities	1,861,423	273,480	—
Due to affiliates	21,572	23,419	—
Net cash used in operating activities	(97,732)	(1,289,006)	—
Cash flows from investing activities:
Purchase of real estate	(126,347,130)	(12,910,000)	—
Additions to real estate facilities	(436,517)	(27,799)	—
Deposits on acquisitions of real estate facilities	(3,060,313)	(400,000)	—
Return of deposits on acquisitions of real estate	750,000	—	—
Investment in equity method investment	(2,450,000)	—	—
Investment in joint ventures	(909,372)	—	—
Net cash used in investing activities	(132,453,332)	(13,337,799)	—
Cash flows from financing activities:
Proceeds from issuance of secured debt	62,000,000	—	—
Scheduled principal payments on secured debt	(19,423)	—	—
Gross proceeds from issuance of common stock	74,542,378	42,215,956	1,000
Offering costs	(6,481,892)	(5,168,101)	—
Redemption of common stock	(26,955)	—	—
Distributions paid to common stockholders	(2,620,607)	(681,700)	—
Distributions paid to noncontrolling interest in our Operating Partnership	(14,469)	(11,225)	—
Debt issuance costs	(961,653)	—	—
Issuance of noncontrolling interests in our Operating Partnership	—	—	200,000
Net cash provided by financing activities	126,417,379	36,354,930	201,000
Change in cash, cash equivalents and restricted cash	(6,133,685)	21,728,125	201,000
Cash, cash equivalents and restricted cash, beginning of period	21,929,125	201,000	—
Cash, cash equivalents and restricted cash, end of period	$15,795,440	$21,929,125	$201,000
Supplemental disclosures and non-cash transactions:
Cash paid for interest	$621,675	$—	$—
Loan assumed during purchase of real estate facilities	$2,322,606	$—	$—
Proceeds from issuance of common stock in other assets	$—	$197,938	$—
Offering costs included in due to affiliates	$1,269,021	$564,209	$—
Offering costs included in accounts payable and accrued liabilities	$46,038	$27,793	$—
Redemption of common stock in accounts payable and accrued liabilities	$82,213	$—	$—
Distributions payable	$603,497	$216,415	$—
Issuance of shares pursuant to distribution reinvestment plan	$2,019,737	$183,420	$—
Foreign currency translation adjustment	$96,670	$—	$—
Other assets included in accounts payable and accrued liabilities	$84,547	$—	$—

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Note 1. Organization

Strategic Storage Trust IV, Inc., a Maryland corporation (the “Company”), was formed on June 1, 2016 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. The Company’s year-end is December 31. As used in herein, “we,” “us,” “our” and “Company” refer to Strategic Storage Trust IV, Inc. and each of our subsidiaries.

SmartStop Asset Management, LLC, a Delaware limited liability company organized in 2013 (our “Sponsor”), is the sponsor of our Offering of shares of our common stock, as described below. Our Sponsor is a company focused on providing real estate advisory, asset management, and property management services. Our Sponsor owns 97.5% of the economic interests (and 100% of the voting membership interests) of Strategic Storage Advisor IV, LLC (our “Advisor”) and owns 100% of Strategic Storage Property Management IV, LLC (our “Property Manager”).

We have no employees. Our Advisor, a Delaware limited liability company, was formed on May 31, 2016. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of an advisory agreement we entered into with our Advisor (our “Advisory Agreement”) on March 3, 2017. The officers of our Advisor, as well as some of the officers of our Sponsor, are also officers of us.

On June 15, 2016, our Advisor purchased 44 shares of our common stock for $1,000 and became our initial stockholder. Our Articles of Incorporation authorized 30,000 shares of common stock with a par value of $0.001. Our Articles of Amendment and Restatement, which were filed with the State Department of Assessments and Taxation of Maryland on January 17, 2017, authorized 700,000,000 shares of common stock with a par value of $0.001, of which 315,000,000 shares are designated as Class A shares, 315,000,000 shares are designated as Class T shares, and 70,000,000 shares are designated as Class W shares, and 200,000,000 shares of preferred stock with a par value of $0.001. Upon the filing of our Articles of Amendment and Restatement, our Advisor’s 44 shares of our common stock were classified as Class A shares. We are offering a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Offering”).

On January 25, 2017, we sold approximately 360,577 Class A shares for $7.5 million to an institutional account investor pursuant to a private offering transaction (the “Private Offering Transaction” and together with the Primary Offering, the “Offerings”). Due to the proceeds raised in our Private Offering Transaction, there was not a minimum number of shares we needed to sell before accepting subscriptions for the Primary Offering. On March 17, 2017 (the “Effective Date”), the Securities and Exchange Commission (“SEC”) declared our registration statement effective and we commenced formal operations. As of December 31, 2018, approximately 2,602,000 Class A shares for gross offering proceeds of approximately $64.8 million, approximately 1,570,000  Class T shares for gross offering proceeds of approximately $38.0 million and approximately 354,000 Class W shares for gross offering proceeds of approximately $8.1 million had been sold in the Offering. We have invested, and intend to continue to invest, the net proceeds from our Offerings primarily in self storage facilities consisting of both income-producing and growth properties located in the United States and Canada. As of December 31, 2018, we owned 14 operating self storage properties located in five states (California, Florida, Nevada, Texas and Washington).

Our operating partnership, Strategic Storage Operating Partnership IV, L.P., a Delaware limited partnership (our “Operating Partnership”), was formed on June 2, 2016. On June 15, 2016, our Advisor purchased a limited partnership interest in our Operating Partnership for $200,000 (8,889 partnership units) and on June 15, 2016, we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest. Our Operating Partnership will own, directly or indirectly through one or more special purpose entities, all of the self storage properties that we acquire in the future. As of December 31, 2018, we owned approximately 99.8% of the common units of limited partnership interests of our Operating Partnership. The remaining approximately 0.2% of the common units are owned by our Advisor.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

As the sole general partner of our Operating Partnership, we have the exclusive power to manage and conduct the business of our Operating Partnership. We conduct certain activities through our taxable REIT subsidiary, Strategic Storage TRS IV, Inc., a Delaware corporation (the “TRS”) which was formed on June 2, 2016, and is a wholly owned subsidiary of our Operating Partnership.

Our Property Manager is a Delaware limited liability company which was formed on May 31, 2016 to manage our properties. An affiliate of our Property Manager owns the rights to the “SmartStop® Self Storage” brand and our Property Manager derives substantially all of its income from the property management services it performs for us. Our Property Manager may enter into sub-property management agreements with third party management companies and pay part of its management fee to such sub-property manager. Please see Note 6 – Related Party Transactions – Property Management Agreement.

Our dealer manager is Select Capital Corporation, a California corporation (our “Dealer Manager”). On February 10, 2017, the Company executed a dealer manager agreement, as amended (the “Dealer Manager Agreement”), with our Dealer Manager. Our Dealer Manager is responsible for marketing our shares to be offered pursuant to our Primary Offering. Our Sponsor owns, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager and affiliates of our Dealer Manager own a 2.5% non-voting membership interest in our Advisor.

Our Sponsor owns 100% of the membership interests of Strategic Transfer Agent Services, LLC, our transfer agent (our “Transfer Agent”). On May 31, 2018, the Company executed an agreement (the “Transfer Agent Agreement”), with our Transfer Agent to provide transfer agent and registrar services to us that are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent. Our Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. Please see Note 6 – Related Party Transactions – Transfer Agent Agreement.

As we accept subscriptions for shares of our common stock, we transfer all of the net offering proceeds to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we are deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership is deemed to have simultaneously paid the sales commissions and other costs associated with the Primary Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions made to holders of common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in the limited partnership agreement of our Operating Partnership, as amended (the “Operating Partnership Agreement”). Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

Principles of Consolidation

Our financial statements, and the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. Our Operating Partnership is deemed to be a VIE and is consolidated by the Company as the primary beneficiary.

As of December 31, 2017, we had not entered into any other contracts/interests that would be deemed to be variable interests in VIEs other than our Operating Partnership. As of December 31, 2018, we had not entered into any other contracts/interests that would be deemed to be variable interests in VIEs other than three joint ventures and one preferred equity investment, which are all accounted for under the equity method of accounting.  Please see Notes 3 and 10. Other than the entities noted above, we do not currently have any relationships with unconsolidated entities or financial partnerships.

Under the equity method, our investments will be stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings will generally be recognized based on our ownership interest in the earnings of each of the unconsolidated investments.

Noncontrolling Interest in Consolidated Entities

We account for the noncontrolling interest in our Operating Partnership in accordance with the related accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partner, our Operating Partnership, including its wholly-owned subsidiaries, are consolidated with the Company and the limited partner interest is reflected as a noncontrolling interest in the accompanying consolidated balance sheets. The noncontrolling interest shall be attributed its share of income and losses, even if that attribution results in a deficit noncontrolling interest balance.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at relative fair value, the determination if certain entities should be consolidated, the evaluation of potential impairment of long-lived assets, and the estimated useful lives of real estate assets and intangibles.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash and cash equivalents in financial institutions in excess of insured limits, but believe this risk will be mitigated by only investing in or through major financial institutions.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Restricted Cash

Restricted cash consists primarily of impound reserve accounts for property taxes, insurance and capital improvements in connection with the requirements of one of our loan agreements.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs, as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. We also consider whether in-place, market leases represent an intangible asset. We recorded approximately $5.5 million and $600,000 in intangible assets to recognize the value of in-place leases related to our acquisitions during the years ended December 31, 2018 and 2017, respectively. We do not expect, nor to date have we recorded, intangible assets for the value of customer relationships because we expect we will not have concentrations of significant customers and the average customer turnover will be fairly frequent.

Allocation of purchase price to acquisitions of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

In January 2017, the FASB issued Accounting Standards Update 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”). ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework provides guidance for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. We adopted this ASU on January 1, 2018. We expect that acquisitions of real estate or in-substance real estate will not meet the revised definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets) or because the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. As a result, once an acquisition is deemed probable, transaction costs are capitalized rather than expensed. During the year ended December 31, 2018, we acquired twelve properties that did not meet the revised definition of a business, and we capitalized approximately $515,000 of acquisition-related transaction costs that would have otherwise been expensed under the guidance in effect prior to January 1, 2018.

During the years ended December 31, 2018 and 2017, and the period from June 1, 2016 (date of inception) through December 31, 2016, we expensed approximately $1.3 million, $425,000 and none, respectively of acquisition-related transaction costs that did not meet our capitalization policy during the respective periods.

Evaluation of Possible Impairment of Long-Lived Assets

Management monitors events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the long-lived assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

lived assets to the fair value and recognize an impairment loss. For the years ended December 31, 2018 and 2017, and the period from June 1, 2016 (date of inception) through December 31, 2016, no impairment losses were recognized.

Revenue Recognition

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases are recognized on a straight-line basis over the term of the lease. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets and contractually due but unpaid rent is included in other assets.

Allowance for Doubtful Accounts

Tenant accounts receivable is reported net of an allowance for doubtful accounts. Management’s estimate of the allowance is based upon a review of the current status of tenant accounts receivable. It is reasonably possible that management’s estimate of the allowance will change in the future.

Real Estate Facilities

Real estate facilities are recorded based on relative fair value as of the date of acquisition. We capitalize costs incurred to develop, construct, renovate and improve properties, including interest and property taxes incurred during the construction period. The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	35 years
Site Improvements	7-10 years

Depreciation of Personal Property Assets

Personal property assets consist primarily of furniture, fixtures and equipment and are depreciated on a straight-line basis over the estimated useful lives generally ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Foreign Currency Translation

For non-U.S. functional currency operations, assets and liabilities are translated to U.S. dollars at current exchange rates. Revenues and expenses are translated at the average rates for the period. All related adjustments are recorded in accumulated other comprehensive income (loss) as a separate component of equity. Transactions denominated in a currency other than the functional currency of the related operation are recorded at rates of exchange in effect at the date of the transaction. Gains or losses on foreign currency transactions are recorded in other income (expense).

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Intangible Assets

We have allocated a portion of our real estate purchase price to in-place lease intangibles. We are amortizing in-place lease intangibles on a straight-line basis over the estimated future benefit period. As of December 31, 2018 and 2017, the gross amounts allocated to in-place lease intangibles were approximately $6.1 million and $600,000, respectively, and accumulated amortization of in-place lease intangibles totaled approximately $1.9 million and $150,000, respectively.

Total estimated future amortization expense of intangible assets for the years ending December 31, 2019 and 2020 is approximately $3.6 million and $0.6 million, respectively, and none for the years thereafter.

Debt Issuance Costs

The net carrying value of costs incurred in connection with obtaining non revolving debt are presented on the consolidated balance sheets as a reduction of the related debt (see Note 5). Debt issuance costs are amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. As of December 31, 2018 and 2017, accumulated amortization of debt issuance costs related to non revolving debt totaled approximately $0.4 million and none, respectively.

Organizational and Offering Costs

Our Advisor may fund organization and offering costs on our behalf. We are required to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor will fund, and will not be reimbursed for, 1.15% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses, which we will recognize as a capital contribution from our Advisor. Our Advisor must reimburse us within 60 days after the end of the month in which the initial public offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. If at any point in time we determine that the total organization and offering costs are expected to exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering, we will recognize such excess as a capital contribution from our Advisor. Offering costs are recorded as an offset to additional paid-in capital, and organization costs are recorded as an expense.

In connection with our Primary Offering, our Dealer Manager will receive a sales commission of up to 6.0% of gross proceeds from sales of Class A shares and up to 3.0% of gross proceeds from the sales of Class T shares in the Primary Offering and a dealer manager fee up to 3.0% of gross proceeds from sales of both Class A shares and Class T shares in the Primary Offering under the terms of the Dealer Manager Agreement. Our Dealer Manager does not receive an upfront sales commission or dealer manager fee from the sales of Class W shares in the Primary Offering. In addition, our Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T shares sold in the Primary Offering. Our Dealer Manager also receives an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) with respect to a particular Class T share, the third anniversary of the issuance of the share; and (iv) the date that such Class T share is redeemed or is no longer outstanding. We will cease paying the dealer manager servicing fee with respect to the Class W shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity,

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan),which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) the end of the month in which the aggregate underwriting compensation paid in our Primary Offering with respect to Class W shares, comprised of the dealer manager servicing fee, equals 9.0% of the gross proceeds from the sale of Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering, and (iv) the date that such Class W share is redeemed or is no longer outstanding.

Our Dealer Manager enters into participating dealer agreements with certain other broker-dealers which authorizes them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager will re-allow all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager will also receive reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses would have been considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Offering, may not exceed 3% of gross offering proceeds from sales in the Offering. We record a liability within Due to Affiliates for the future estimated stockholder and dealer manager servicing fees and a reduction to additional paid-in capital at the time of sale of the Class T and Class W shares as an offering cost.

Redeemable Common Stock

We adopted a share redemption program that will enable stockholders to sell their shares to us in limited circumstances.

We record amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheets since the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under our share redemption program will be limited to the number of shares we could repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan. However, accounting guidance states that determinable amounts that can become redeemable but that are contingent on an event that is likely to occur (e.g., the passage of time) should be presented as redeemable when such amount is known. Therefore, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as redeemable common stock in our consolidated balance sheets.

In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value. Our redeemable common shares are contingently redeemable at the option of the holder. When we determine we have a mandatory obligation to repurchase shares under the share redemption program, we will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

For the year ended December 31, 2018, we received redemption requests totaling approximately $110,000 (approximately 4,900 shares), approximately $30,000 of which were fulfilled during the year ended December 31, 2018, with the remaining approximately $80,000 included in accounts payable and accrued liabilities as of

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

December 31, 2018, and fulfilled in January 2019. For the year ended December 31, 2017, we did not receive any requests for redemptions.

Accounting for Equity Awards

The cost of restricted stock is required to be measured based on the grant date fair value and the cost recognized over the relevant service period.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we will use when measuring fair value:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;
•	Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and
•	Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we will utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment will be necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we will present will be indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related liabilities assumed related to our acquisitions. The fair values of these assets and liabilities were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets and liabilities as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, restricted cash, other assets, variable – rate debt, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates approximate fair value.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

The table below summarizes our fixed rate notes payable at December 31, 2018 as we had no fixed rate notes payable at December 31, 2017. The estimated fair value of financial instruments is subjective in nature and is dependent on a number of important assumptions, including discount rates and relevant comparable market information associated with each financial instrument. The fair value of the fixed rate notes payable was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented below are not necessarily indicative of the amounts we would realize in a current market exchange.

	December 31, 2018
	Fair Value	Carrying Value
Fixed Rate Secured Debt	$2,350,000	$2,303,183

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2017. To qualify as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We filed elections to treat our TRS as a taxable REIT subsidiary. In general, the TRS performs additional services for our customers and generally engages in any real estate or non-real estate related business. The TRS is subject to corporate federal and state income tax. The TRS follows accounting guidance which requires the use of the asset and liability method. Deferred income taxes represent the tax effect of future differences between the book and tax bases of assets and liabilities.

Per Share Data

Basic earnings per share attributable to our common stockholders for all periods presented is computed by dividing net income (loss) attributable to our common stockholders by the weighted average number of shares outstanding during the period, excluding unvested restricted stock.  Diluted earnings per share is computed by including the dilutive effect of unvested restricted stock, utilizing the treasury stock method. For all periods presented the dilutive effect of unrestricted stock was not included in the diluted weighted average shares as such shares were antidilutive.

Recently Issued Accounting Guidance

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” as ASC Topic 606. The objective of ASU 2014-09 is to establish a single comprehensive model for entities to use in accounting for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

revenue arising from contracts with customers and superseded most of the existing revenue recognition guidance, including industry-specific guidance. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the new standard, companies will perform a five-step analysis of transactions to determine when and how revenue is recognized. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB ASC. This ASU was applied using the modified retrospective approach. We have determined that our self storage rental revenues are not subject to the guidance in ASU 2014-09, as they qualify as lease contracts, which are excluded from its scope. We adopted this ASU on January 1, 2018 and its adoption did not have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 amends the guidance on accounting for leases. Under ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under ASU 2016-02, lessor accounting is largely unchanged. It also includes extensive amendments to the disclosure requirements. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. We adopted this standard on January 1, 2019 using the modified retrospective approach, without applying the provisions to comparative periods presented. Its adoption did not have a material impact on our consolidated financial statements as substantially all of our lease revenues are derived from month-to-month leases and, as lessee, we have no significant leases.

Note 3. Real Estate Facilities

The following summarizes the activity in real estate facilities during the years ended December 31, 2018 and 2017:

Real estate facilities
Balance at December 31, 2016	$—
Facility acquisitions	12,311,740
Improvements and additions	27,799
Balance at December 31, 2017	12,339,539
Facility acquisitions	123,204,022
Improvements and additions	436,517
Balance at December 31, 2018	$135,980,078
Accumulated depreciation
Balance at December 31, 2016	$—
Depreciation expense	(138,219)
Balance at December 31, 2017	(138,219)
Depreciation expense	(1,631,217)
Balance at December 31, 2018	$(1,769,436)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

The following table summarizes the purchase price allocations for our acquisitions during the year ended December 31, 2018:

Property	Acquisition Date	Real Estate Assets	Intangibles	Total(1)	Debt Assumed	2018 Revenue(2)	2018 Property Operating Income(2)(3)
Riverside - CA	3/27/18	$6,583,372	$281,736	$6,865,108	$—	$500,448	$259,590
Las Vegas I - NV	4/05/18	8,841,728	346,682	9,188,410	—	558,716	362,870
Puyallup - WA	5/22/18	12,958,853	672,423	13,631,276	—	745,745	481,834
Las Vegas II - NV	7/18/18	12,353,623	501,662	12,855,285	—	466,454	338,479
Naples - FL	8/01/18	26,321,299	972,211	27,293,510	—	773,181	578,949
Woodlands I - TX	10/10/18	9,723,302	432,000	10,155,302	—	203,176	122,513
Katy - TX	10/10/18	9,032,652	435,000	9,467,652	2,322,606	208,238	124,943
Humble - TX	10/10/18	7,846,806	405,000	8,251,806	—	201,356	102,998
Woodlands II - TX	10/10/18	9,036,618	441,000	9,477,618	—	202,579	123,418
College Station - TX	10/10/18	7,008,870	346,000	7,354,870	—	163,310	95,181
Cypress - TX	10/10/18	6,567,471	319,000	6,886,471	—	146,842	62,701
Queenston - TX	11/06/18	6,929,428	313,000	7,242,428	—	115,524	57,498
		$123,204,022	$5,465,714	$128,669,736	$2,322,606	$4,285,569	$2,710,974

(1)

The allocations noted above are based on a determination of the relative fair value of the total consideration provided and represent the amount paid for the transaction, including capitalized acquisition costs.

(2)	The operating results of the facilities acquired above have been included in our consolidated statement of operations since their respective acquisition dates.
(3)	Property operating income excludes corporate general and administrative expenses, asset management fees, depreciation, amortization, and acquisition expenses.

The following table summarizes the purchase price allocations for our acquisitions during the year ended December 31, 2017:

Property	Acquisition Date	Real Estate Assets	Intangibles	Total(1)	2017 Revenue(2)	2017 Property Operating Income(2)(3)
Jensen Beach - Florida	04/11/17	$4,716,742	$233,258	$4,950,000	$380,582	$182,357
Texas City - Texas	11/17/17	7,594,998	365,002	7,960,000	94,822	56,084
		$12,311,740	$598,260	$12,910,000	$475,404	$238,441
(1)	The allocations noted above are based on a determination of the relative fair value of the total consideration provided and represent the amount paid for the transaction.
(2)	The operating results of the facilities acquired above have been included in our consolidated statement of operations since their respective acquisition dates.
(3)	Property operating income excludes corporate general and administrative expenses, asset management fees, depreciation, amortization, and acquisition expenses.

Investment in Joint Venture with SmartCentres

From time to time, we have entered into, and expect to continue to enter into, joint venture agreements with a subsidiary of SmartCentres Real Estate Investment Trust, an unaffiliated third party (“SmartCentres”), for tracts of land owned by SmartCentres that are intended to be developed into self storage facilities.

The Company accounts for these investments using the equity method of accounting and they will be stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings will

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

generally be recognized based on our ownership interest in the earnings of each of the unconsolidated investments.

In August 2018, one of our subsidiaries entered into a contribution agreement (the “Contribution Agreement”) with a subsidiary of SmartCentres, for a tract of land owned by SmartCentres and located in Oshawa, Ontario (the “Oshawa Land”) in the Greater Toronto Area of Canada. In September 2018, we closed on the Oshawa Land, which is now owned by a limited partnership (the “Limited Partnership”), in which we (through our subsidiary) and SmartCentres (through its subsidiary) are each a 50% limited partner and each have an equal ranking general partner in the Limited Partnership. At closing, we subscribed for 50% of the units in the Limited Partnership at an agreed upon subscription price of approximately $750,000 CAD, representing a contribution equivalent to 50% of the agreed upon fair market value of the Oshawa Land. The Limited Partnership intends to develop a self storage facility on the Oshawa Land. Our investment in the Oshawa land of approximately $620,000 is included in other assets, in the accompanying Consolidated Balance Sheet as of December 31, 2018.

Note 4. Pro Forma Financial Information (Unaudited)

The table set forth below summarizes, on a pro forma basis, the results of operations of the Company for the years ended December 31, 2018 and 2017. Such presentation reflects the Company’s acquisitions that occurred during 2018 and 2017, which met the GAAP definition of a business in effect at that time, as if the acquisitions had occurred as of January 1, 2017 and June 1, 2016 (inception), respectively. As the Company’s acquisitions that were completed during the year ended December 31, 2018 did not meet the revised definition of a business, no adjustments for these acquisitions have been reflected in the pro forma information below. This pro forma information does not purport to represent what the actual consolidated results of operations of the Company would have been for the periods indicated, nor does it purport to predict the results of operations for future periods.

	Year Ended December 31, 2018	Year Ended December 31, 2017
Pro forma revenue	$5,764,028	$1,252,321
Pro forma operating expenses	(8,921,558)	(2,329,533)
Pro forma net loss attributable to common shareholders	(4,349,211)	(1,063,773)

The pro forma financial information for the years ended December 31, 2018 and 2017 were adjusted to exclude approximately none and $265,000, respectively, for acquisition related expenses.

Note 5. Secured Debt

KeyBank Credit Facility

On July 31, 2018, the Company, through six special purpose entities (collectively, the “Borrower”) wholly owned by our Operating Partnership, entered into a credit agreement (the “Credit Agreement”) with KeyBank, National Association (“KeyBank”), as administrative agent and KeyBanc Capital Markets, LLC, as sole book runner and sole lead arranger.

Under the terms of the Credit Agreement, the Borrower had an initial maximum borrowing capacity up to $70 million (the “KeyBank Credit Facility”). On July 31, 2018, in order to finance a portion of the Naples acquisition, the Borrower, through six special purposes entities, borrowed $17 million on the KeyBank Credit Facility. On October 10, 2018, in order to finance a portion of the acquisition of the six properties in the greater Houston Area and College Station, Texas (the “Houston Portfolio”), the Borrower drew an additional $40 million on the KeyBank Credit Facility. On October 30, 2018, the Borrower drew an additional $5 million on the KeyBank Credit Facility, which was primarily used in connection with the acquisition of the Queenston Property. On October 31, 2018, and pursuant to the terms of the Credit Agreement, the maximum borrowing capacity of the KeyBank Credit Facility was reduced to $62 million, which was the amount outstanding on the KeyBank Credit Facility as of that date and as of December 31, 2018. As of December 31, 2018, this facility encumbers 12

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

properties (Jensen Beach, Texas City, Riverside, Las Vegas I, Puyallup, Las Vegas II, Naples, Woodlands I, Humble, Woodlands II, College Station and Cypress).

On January 8, 2019, the KeyBank Credit Facility was amended in order to allow the Borrower to draw an additional $6 million, which was used in connection with the acquisition of the Plant City Property. The maximum borrowing capacity and the amount outstanding on the KeyBank Credit Facility was increased to $68 million. See Note 11 – Subsequent Events.

The KeyBank Credit Facility is a term loan that has a maturity date of July 31, 2019, which may, in certain circumstances, be extended at the option of the Borrower until July 31, 2020 upon the payment of a fee equal to 25 basis points of the then-outstanding amounts under the KeyBank Credit Facility.  In general, payments due under the KeyBank Credit Facility are interest-only.

The amounts outstanding under the KeyBank Credit Facility bear interest generally based on the type of borrowing, which are either “ABR” or “Eurodollar” (as each term is defined in the Credit Agreement) at the Borrower’s election.  Prior to October 31, 2018: (A) the loans comprising ABR borrowing bear interest at the lesser of (x) the alternate base rate (being the highest of (1) the Prime Rate, (2) the Federal Funds Effective Rate plus 0.5% or (3) one-month LIBO Rate plus 1%, with such capitalized terms being defined in the Credit Agreement) plus 175 basis points (the “ABR Basis Points”), or (y) the maximum rate that can be charged in accordance with applicable law, and (B) the loans comprising Eurodollar borrowing bear interest at the lesser of (x) the Adjusted LIBO Rate (as defined in the Credit Agreement) for a given Interest Period (as defined in the Credit Agreement) plus 275 basis points (the “Eurodollar Basis Points”), or (y) the maximum rate that can be charged in accordance with applicable law. After October 31, 2018, once our (i) debt service coverage ratio is at least equal to 1.35:1.00 and (ii) loan to value ratio is no greater than 60%, the ABR Basis Points will be reduced to 150 basis points, and the Eurodollar Basis Points will be reduced to 250 basis points. As of December 31, 2018, the applicable interest rate was approximately 5.0% which was based on the LIBOR rate plus 250 basis points.

The KeyBank Credit Facility is fully recourse, jointly and severally, to the Company, the Operating Partnership, and the Borrower and is secured by cross-collateralized, first mortgage liens on the Mortgaged Properties (as defined in the Credit Agreement).  The KeyBank Credit Facility may be prepaid or terminated at any time without penalty, provided, however, that the Lenders shall be indemnified for any breakage costs associated with any LIBO borrowings. The Credit Agreement also contains customary representations and warranties, covenants and events of default. Amounts outstanding under the Credit Agreement may be accelerated upon the occurrence of an event of default.

The Company and the Borrower, on a consolidated basis, must at all times comply with the following financial covenants: (i) a total leverage ratio no greater than 65%; and (ii) a tangible net worth not less than the Base Amount, plus 85% of the net equity proceeds received by the Company after the effective date. The Pool of Mortgaged Properties shall at all times comply with the following covenants: (i) Maximum Pool loan to value ratio not greater than 60%; and (ii) on and after October 31, 2018, a debt service coverage ratio of not less than 1.35:1.00 (such debt service coverage ratio was previously not less than 1.20:1.00). If the Borrower does not meet the defined debt service coverage ratios, the Borrower may be required either to fund certain amounts into an account held by KeyBank, as administrative agent as additional collateral or to make certain prepayments, as set forth in the Credit Agreement. As of December 31, 2018 we were in compliance with all such covenants.

Pursuant to the terms of the guaranty (the “KeyBank Guaranty”), dated July 31, 2018, in favor of the Lenders, each of the Company and its Operating Partnership serves as a guarantor of all obligations due under the KeyBank Credit Facility.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Katy Loan

On October 10, 2018, in connection with the acquisition of the property in Katy, Texas (the “Katy Property”), we, through a special purpose entity formed to acquire and hold the Katy Property, assumed an approximately $2.3 million loan from John Hancock Life Insurance Company (U.S.A) (the “Katy Loan”), which is secured by a deed of trust on the Katy Property. The Katy Loan has a fixed annual interest rate of approximately 6.4% and matures on September 1, 2031.

The following table presents the future principal payment requirements on outstanding secured debt as of December 31, 2018:

2019	$62,120,974
2020	128,922
2021	137,392
2022	146,419
2023	156,038
2024 and thereafter	1,613,437
Total payments	64,303,182
Debt issuance costs, net	(525,321)
Total	$63,777,861

Note 6. Related Party Transactions

Fees to Affiliates

Our Advisory Agreement with our Advisor and our Dealer Manager Agreement with our Dealer Manager entitle our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organization and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

Organization and Offering Costs

Organization and offering costs of the Offering may be paid by our Advisor on our behalf and reimbursed to our Advisor from the proceeds of our Offering; provided, however, that our Advisor will fund, and will not be reimbursed for, 1.15% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses. Organization and offering costs consist of all expenses (other than sales commissions, the dealer manager fee, stockholder servicing fees and dealer manager servicing fees) to be paid by us in connection with the Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable organization and offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. Our Advisor must reimburse us within 60 days after the end of the month which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Advisory Agreement

We do not have any employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor receives various fees and expenses under the terms of our Advisory Agreement. As noted above, we are required under our Advisory Agreement to reimburse our Advisor for organization and offering costs; provided, however, our Advisor will fund, and will not be

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

reimbursed for, 1.15% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses, and is required to reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Our Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses, including sales commissions, dealer manager fees, stockholder servicing fees, dealer manager servicing fees and organization and offering expenses, are in excess of 15% of gross proceeds from the Offering. Our Advisor also receives a monthly asset management fee equal to 0.0833%, which is one-twelfth of 1%, of our aggregate asset value, as defined. Our Advisor may also be entitled to various subordinated distributions under our operating partnership agreement if we (1) list our shares of common stock on a national exchange, (2) terminate our Advisory Agreement, or (3) liquidate our portfolio.

Our Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. Beginning four fiscal quarters after we acquire our first real estate asset, our Advisor is required to pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified.

As of December 31, 2018, we had incurred total operating expenses for the 12 months then ended that exceeded the greater of 2% of our average invested assets or 25% of our net income, as defined, in the four consecutive fiscal quarters then ended by approximately $210,000 (the “Excess Expenses”). On March 7, 2019, our board of directors, including all of the independent directors, determined that there were unusual and non-recurring factors sufficient to justify the Excess Expenses, including but not limited to: (1) the amounts reflect legitimate operating expenses necessary for the operation of our business; (2) we are still in the acquisition and development stage of our operations; (3) the start-up costs associated with our operations, including the expenses associated with being a public company (such as audit and legal services, director and officer liability insurance and fees for directors), are significant and disproportionate to our average invested assets and net income; and (4) our average invested assets were low due to us owning between two and 14 properties during the four fiscal quarter period.

Dealer Manager Agreement

In connection with our Primary Offering, our Dealer Manager receives a sales commission of up to 6.0% of gross proceeds from sales of Class A shares and up to 3.0% of gross proceeds from sales of Class T shares in the Primary Offering and a dealer manager fee up to 3.0% of gross proceeds from sales of both Class A shares and Class T shares in the Primary Offering under the terms of the Dealer Manager Agreement. Our Dealer Manager does not receive an upfront sales commission or dealer manager fee from sales of Class W shares in the Primary Offering. In addition, our Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T shares sold in the Primary Offering. Our Dealer Manager also receives an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

the Company with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) with respect to a particular Class T share, the third anniversary of the issuance of the share; and (iv) the date that such Class T share is redeemed or is no longer outstanding. We will cease paying the dealer manager servicing fee with respect to the Class W shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by the Company with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) the end of the month in which the aggregate underwriting compensation paid in our Primary Offering with respect to Class W shares, comprised of the dealer manager servicing fees, equals 9.0% of the gross proceeds from the sale of Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering, and (iv) the date that such Class W share is redeemed or is no longer outstanding.

Our Dealer Manager enters into participating dealer agreements with certain other broker-dealers which authorizes them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager will re-allow all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager will also receive reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses are considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Offering, may not exceed 3% of gross offering proceeds from sales in the Offering. We record a liability as due to affiliates for the future estimated stockholder and dealer manager servicing fees and a reduction to additional paid-in capital at the time of sale of the Class T and Class W shares as an offering cost.

Affiliated Dealer Manager

Our Sponsor owns, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager and affiliates of our Dealer Manager own a 2.5% non-voting membership interest in our Advisor.

Property Management Agreement

From the acquisition of the Jensen Beach property (on April 11, 2017) through September 30, 2017, our Property Manager contracted with Extra Space Storage Inc. (“Extra Space”) for Extra Space to serve as the sub-property manager for the property pursuant to a separate sub-property management agreement. As of October 1, 2017, our Property Manager terminated the sub-property management agreement, and our Property Manager now manages all of our properties directly. In connection with the termination, the property management agreement was amended and we paid Extra Space a termination fee.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Pursuant to the amended property management agreement, our Property Manager receives: (i) a monthly management fee for the property equal to the greater of $3,000 or 6% of the gross revenues from the property plus reimbursement of the Property Manager’s costs of managing the property and (ii) a construction management fee equal to 5% of the cost of construction or capital improvement work in excess of $10,000. In addition, our Property Manager or an affiliate has the exclusive right to offer tenant insurance to the tenants and is entitled to substantially all of the benefits of such tenant insurance. The property management agreement has a three year term and automatically renews for successive three year periods thereafter, unless we or our Property Manager provide prior written notice at least 90 days prior to the expiration of the term. After the end of the initial three year term, either party may terminate a property management agreement generally upon 60 days prior written notice. With respect to each new property we acquire for which we enter into a property management agreement with our Property Manager we will also pay our Property Manager a one-time start-up fee in the amount of $3,750.

All of our properties are operated under the “SmartStop® Self Storage” brand.

Transfer Agent Agreement

Our Sponsor is the owner and manager of our Transfer Agent, which is a registered transfer agent with the SEC. Effective in June 2018, our Transfer Agent processes our subscription agreements and certain other forms directly, as well as provides customer service to our stockholders. These services include, among other things, processing payment of any sales commission and dealer manager fees associated with a particular purchase, as well as processing the distributions and any servicing fees with respect to our shares. Additionally, our Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. We believe that our Transfer Agent, through its knowledge and understanding of the direct participation program industry which includes non-traded REITs, is particularly suited to provide us with transfer agent and registrar services. Our Transfer Agent also conducts transfer agent and registrar services for other non-traded REITs sponsored by our Sponsor.

It is the duty of our board of directors to evaluate the performance of our Transfer Agent. In connection with the engagement of our Transfer Agent, we paid a one-time initial setup fee. In addition, the other fees to be paid to our Transfer Agent are based on a fixed quarterly fee, one-time account setup fees and monthly open account fees. In addition, we will reimburse our Transfer Agent for all reasonable expenses or other changes incurred by it in connection with the provision of its services to us, and we will pay our Transfer Agent fees for any additional services we may request from time to time, in accordance with its rates then in effect. Upon the request of our Transfer Agent, we may also advance payment for substantial reasonable out-of-pocket expenditures to be incurred by it.

The initial term of the Transfer Agent Agreement is three years, which term will be automatically renewed for one year successive terms, but either party may terminate the Transfer Agent Agreement upon 90 days’ prior written notice. In the event that we terminate the Transfer Agent Agreement, other than for cause, we will pay our transfer agent all amounts that would have otherwise accrued during the remaining term of the Transfer Agent Agreement; provided, however, that when calculating the remaining months in the term for such purposes, such term is deemed to be a 12 month period starting from the date of the most recent annual anniversary date.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by us for the years ended December 31, 2017 and 2018, as well as any related amounts payable as of December 31, 2017 and 2018.

	Year Ended December 31, 2017			Year Ended December 31, 2018
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$283,322	$278,258	$5,064	$775,948	$754,396	$26,616
Asset management fees	45,471	35,876	9,595	613,637	615,399	7,833
Property management fees(1)	35,545	26,785	8,760	350,058	358,818	—
Transfer Agent expenses	—	—	—	163,898	153,355	10,543
Acquisition expenses	187,641	187,641	—	666,416	666,416	—
Capitalized
Acquisition expenses	—	—	—	76,890	76,890	—
Additional Paid-in Capital
Selling commissions	2,212,286	2,212,286	—	3,884,006	3,838,693	45,313
Dealer Manager fees	797,508	781,825	15,683	1,352,419	1,351,849	16,253
Stockholder Servicing Fees and Dealer Manager Servicing Fees(2)	533,108	17,948	515,160	1,297,283	216,670	1,595,773
Offering costs	1,581,394	1,548,028	33,366	356,021	371,085	18,302
Total	$5,676,275	$5,088,647	$587,628	$9,536,576	$8,403,571	$1,720,633

(1)	During the years ended December 31, 2017 and 2018, property management fees included approximately $16,000 and $0, respectively, of fees paid to the sub-property manager.
(2)

We pay our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares and an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W Shares sold in the Primary Offering.

Tenant Insurance Joint Venture

We offer a tenant insurance plan to customers at our properties pursuant to which, as of October 1, 2017, our Property Manager or an affiliate is entitled to substantially all of the net revenue attributable to the sale of tenant insurance at our properties.

In order to protect the interest of the Property Manager in receiving these tenant insurance revenues in light of the fact that we control the properties and, hence, the ability of the Property Manager to receive the tenant insurance revenues, we and an affiliate of our Property Manager agreed to transfer our respective rights in such tenant insurance revenue to a newly created joint venture, Strategic Storage TI Services IV JV, LLC (the “TI Joint Venture”), a Delaware limited liability company owned 0.1% by our TRS subsidiary and 99.9% by our Property Manager’s affiliate, SmartStop TI IV, LLC (“SS TI IV”). Under the terms of the TI Joint Venture Agreement, dated March 27, 2018, our TRS will receive 0.1% of the net revenues generated from such tenant insurance and SS TI IV will receive the other 99.9% of such net revenues. The TI Joint Venture further provides, among other things, that if a member or its affiliate terminates all or substantially all of the property management agreements or defaults in its material obligations under the TI Joint Venture agreement or undergoes a change of control, as defined, (the “Triggering Member”), the other member generally shall have the right (but not the obligation) to either (i) sell all of its interest in the TI Joint Venture to the Triggering Member at fair market value (as agreed upon or as determined under an appraisal process) or (ii) purchase all of the Triggering Member’s interest in the TI Joint Venture at 95% of fair market value. For the years ended December 31, 2018 and 2017, an affiliate of our Property Manager received net tenant insurance revenue of approximately $110,000 and $1,000, respectively.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Storage Auction Program

Our Sponsor owns a minority interest in a company that owns 50% of an online auction company (the “Auction Company”) that serves as a web portal for self storage companies to post their auctions for the contents of abandoned storage units online instead of using live auctions conducted at the self storage facilities. The Auction Company receives a service fee for such services. Through December 31, 2017, neither our Property Manager nor our sub-property manager utilized the Auction Company at our properties. During the year ended December 31, 2018, we paid approximately $1,200 in fees to the Auction Company related to our properties. Our properties receive the proceeds from such online auctions.

Note 7. Commitments and Contingencies

Distribution Reinvestment Plan

We adopted a distribution reinvestment plan that will allow our stockholders to have distributions otherwise distributable to them invested in additional shares of our common stock. The plan became effective on the effective date of our Offering. The purchase price per share is $23.75 per share for Class A shares, $23.00 per share for Class T shares and $22.75 per share for Class W shares during the Primary Offering. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders.

As of December 31, 2018, we have sold approximately 66,000 Class A shares, 32,000 Class T shares and 8,000 Class W shares through our distribution reinvestment plan offering.

Share Redemption Program

We adopted a share redemption program that enables stockholders to sell their shares to us in limited circumstances. As long as our common stock is not listed on a national securities exchange or over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us. We may redeem the shares of stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption.

Our board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders. The complete terms of our share redemption program are described in detail in our prospectus.

Until our board of directors approves an estimated net asset value per share, as published from time to time in an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q and/or a Current Report on Form 8-K publicly filed with the SEC, the per share price for the redemption of shares shall be equal to the then-current net investment amount of our shares, which will be based on the “amount available for investment” percentage shown in the estimated use of proceeds table in our prospectus. For each class of shares, this amount will equal the current offering price of the shares, less the associated sales commissions, dealer manager fee and estimated organization and offering expenses not reimbursed by our Advisor. Once our board of directors approves an estimated net asset value per share, the per share price for the repurchase of a given class of shares will be equal to the then-current estimated net asset value per share for such class of shares.

There are several limitations on our ability to redeem shares under the share redemption program including, but not limited to:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” (as defined under the share redemption program) or bankruptcy, we may not redeem shares until the stockholder has held his or her shares for one year.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

•	During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.
•	The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan.
•

We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

For the year ended December 31, 2018, we received redemption requests totaling approximately $110,000 (approximately 4,900 shares), approximately $30,000 of which were fulfilled during the year ended December 31, 2018, with the remaining approximately $80,000 included in accounts payable and accrued liabilities as of December 31, 2018, and fulfilled in January 2019. For the year ended December 31, 2017, we did not receive any requests for redemptions.

Operating Partnership Redemption Rights

The limited partners of our Operating Partnership have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances that could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as our Advisor is acting as our advisor under the Advisory Agreement.

Other Contingencies

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. We are not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

Note 8. Selected Quarterly Data (Unaudited)

The following is a summary of quarterly financial information for the years ended December, 31, 2018 and 2017.

	Three months ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Total revenues	$358,104	$824,113	$1,565,837	3,015,974
Total operating expenses	952,026	1,877,012	2,394,010	4,058,474
Operating loss	(593,922)	(1,052,899)	(828,173)	(1,042,500)
Net loss	(568,747)	(956,985)	(1,185,278)	(2,008,943)
Net loss attributable to common stockholders	(566,467)	(954,195)	(1,182,557)	(2,005,066)
Net loss per Class A share-basic and diluted	(0.26)	(0.32)	(0.31)	(0.44)
Net loss per Class T share-basic and diluted	(0.26)	(0.32)	(0.31)	(0.44)
Net loss per Class W share- basic and diluted	(0.26)	(0.32)	(0.31)	(0.44)

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

	Three months ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Total revenues	$—	$115,130	$129,427	230,847
Total operating expenses	122,481	405,323	389,360	804,920
Operating loss	(122,481)	(290,193)	(259,933)	(574,073)
Net loss	(122,481)	(290,193)	(259,933)	(574,073)
Net loss attributable to common stockholders	(119,518)	(283,601)	(256,899)	(570,737)
Net loss per Class A share-basic and diluted	(0.46)	(0.75)	(0.35)	(0.40)
Net loss per Class T share-basic and diluted	—	(0.75)	(0.35)	(0.40)
Net loss per Class W share- basic and diluted	—	(0.75)	(0.35)	(0.40)

Note 9. Declaration of Distributions

Cash Distribution Declaration

On December 20, 2018, our board of directors declared a daily distribution rate for the first quarter of 2019 of approximately $0.004281 per day per share on the outstanding shares of common stock payable to Class A, Class T and Class W stockholders of record of such shares as shown on our books as of the close of business on each day during the period commencing on January 1, 2019 and ending March 31, 2019. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.003618 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.003969 per day will be paid per Class W share. Such distributions payable to each will be paid the stockholder of record following month.

Note 10. Potential Acquisition

Surprise Property

On November 7, 2017 (as amended on March 12, 2018), one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a property that is being developed into a self storage facility located in Surprise, Arizona (the “Surprise Property”). The purchase price for the Surprise Property is approximately $7.8 million, plus closing and acquisition costs.  We expect the acquisition of the Surprise Property to close in the third quarter of 2019 after construction is complete on the self storage facility and a certificate of occupancy has been issued. We expect to fund such acquisition with a combination of net proceeds from our Offering and a credit facility or other debt financing. If we fail to acquire the Surprise Property, in addition to the incurred acquisition costs, we may also forfeit approximately $300,000 in earnest money as a result.

San Gabriel Property

On January 4, 2018, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a property that is being developed into a self storage facility located in San Gabriel, California (the “San Gabriel Property”). The purchase price for the San Gabriel Property is approximately $13.5 million, plus closing and acquisition costs. We expect the acquisition of the San Gabriel Property to close in the second quarter of 2020 after construction is complete on the self storage facility and a certificate of occupancy has been issued. We expect to fund such acquisition with net proceeds from our Offering and a credit facility or other debt financing. If we fail to acquire the San Gabriel Property, in addition to the incurred acquisition costs, we may also forfeit approximately $200,000 in earnest money as a result.

Joint Ventures with SmartCentres

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

In January 2018, a subsidiary of our sponsor entered into two contribution agreements (“Contribution Agreements”) with a subsidiary of SmartCentres Real Estate Investment Trust, an unaffiliated third party (“SmartCentres”), for two tracts of land located in Brampton, Ontario (the “Brampton Land”) and Vaughan, Ontario (the “Vaughan Land,” and collectively with the Brampton Land, the “Ontario Lots”) in the Greater Toronto Area of Canada. On March 26, 2018, the subsidiary of our sponsor assigned its interest in the two Contribution Agreements to one of our subsidiaries. Upon closing of the Ontario Lots, self storage facilities will be developed on both of the Ontario Lots in a joint venture with SmartCentres.

Upon closing, the Ontario Lots will each be owned by a limited partnership (the “Limited Partnerships”), in which we (through our subsidiaries) and SmartCentres (through its subsidiaries) will each be a 50% limited partner and each have an equal ranking general partner in the Limited Partnerships.  On June 6, 2018, we (through our subsidiaries) and SmartCentres (through its subsidiaries) entered into Initial Limited Partnership Agreements for each joint venture. It is intended that the Limited Partnerships develop self storage facilities on the Ontario Lots. The value of the Brampton Land and the Vaughan Land to be contributed by SmartCentres to the Limited Partnerships has an agreed upon fair market value of approximately $1.8 million CAD and $3.4 million CAD, respectively. At closing, we (through our subsidiaries) will subscribe for 50% of the units in the Brampton and Vaughan Limited Partnerships at an agreed upon subscription price of approximately $0.9 million CAD and $1.7 million CAD, respectively, representing contributions equivalent to 50% of the agreed upon fair market value of each parcel of land. We expect the acquisitions of the Brampton Land and Vaughan Land to close in the first half of 2020 after the land has been zoned so as to permit the self storage facilities. In some circumstances, if we fail to complete the Brampton Land and Vaughan Land acquisition, we may forfeit up to approximately $200,000 CAD and $500,000 CAD, respectively in earnest money.

Escondido Property

On April 16, 2018, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a property that is being developed into a self storage facility located in Escondido, California (the “Escondido Property”). The purchase price for the Escondido Property is approximately $18.0 million, plus closing and acquisition costs. We expect the acquisition of the Escondido Property to close in the second half of 2019 after construction is complete on the self storage facility and a certificate of occupancy has been issued. We expect to fund such acquisition with net proceeds from our Offering and/or potential debt financing. If we fail to acquire the Escondido Property, in addition to the incurred acquisition costs, we may also forfeit $750,000 in earnest money as a result.

On July 31, 2018, one of our subsidiaries made a preferred equity investment of approximately $2.5 million in the entity that is developing the Escondido Property. Such investment will be redeemed upon purchase of the completed property and has an annual preferred return of 8%, to be paid quarterly, with an additional 4% preferred return to be paid upon closing of the property. The Company accounts for this preferred equity investment using the equity method of accounting and it is included in other assets in the accompanying Consolidated Balance Sheet as of December 31, 2018.

Newark Property

On December 17, 2018 (as amended on February 19, 2019), one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a self storage facility located in Newark, New Jersey (the “Newark Property”). The purchase price for the Newark Property is approximately $30.0 million, plus closing and acquisition costs. We expect the acquisition of the Newark Property to close in the first quarter of 2019. We expect to fund such acquisition with a combination of net proceeds from our Offering and debt financing. If we fail to acquire the Newark Property, we may also forfeit approximately $500,000 in earnest money as a result.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Note 11. Subsequent Events

Completed Acquisitions

Plant City Property

On November 8, 2018, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a self storage facility located in Plant City, Florida (the “Plant City Property”). On January 8, 2019, we closed on the acquisition of the Plant City Property for a purchase price of approximately $14.5 million, plus closing and acquisition costs, which was funded with proceeds from our public offering and a drawdown of $6.0 million under our KeyBank Credit Facility.

Joint Ventures with SmartCentres – Leaside Property

On January 9, 2019, one of our subsidiaries entered into a share purchase agreement with a company wholly owned by Strategic Storage Trust II, Inc., a REIT sponsored by our sponsor (“SST II”), to purchase two companies, which together held SST II’s 50% interest in a limited partnership (the “East York Limited Partnership”) that owns a tract of land in East York, Ontario (the “East York Land”) in the Greater Toronto Area of Canada for a purchase price of approximately $4.7 million CAD which represents total costs incurred by SST II related to the East York Limited Partnership. SmartCentres is the other 50% limited partner in the East York Limited Partnership and we and SmartCentres each have an equal ranking general partner in the East York Limited Partnership. SST II previously purchased its 50% East York Limited Partnership interest at an agreed upon subscription price of approximately $3.8 million CAD, representing a contribution equivalent to 50% of the agreed upon fair market value of the land. The East York Limited Partnership intends to develop a self storage facility on the East York Land. The value of the land contributed to the East York Limited Partnership had an agreed upon fair market value of approximately $7.6 million CAD.

Potential Acquisitions

Joint Ventures with SmartCentres – Scarborough and Kingspoint Land

In January 2019, one of our subsidiaries entered into two contribution agreements with a subsidiary of SmartCentres Real Estate Investment Trust, an unaffiliated third party (“SmartCentres”), for two tracts of land located in Scarborough, Ontario (the “Scarborough Land”) and Brampton, Ontario (the “Kingspoint Land,” and collectively with the Scarborough Land, the “Ontario II Lots”) in the Greater Toronto Area of Canada. Upon closing of the Ontario II Lots, self storage facilities will be developed on both of the Ontario II Lots in a joint venture with SmartCentres.

Upon closing, the Ontario II Lots will each be owned by a limited partnership (the “Limited Partnerships”), in which we (through our subsidiaries) and SmartCentres (through its subsidiaries) will each be a 50% limited partner and each have an equal ranking general partner in the Limited Partnerships. It is intended that the Limited Partnerships develop self storage facilities on the Ontario II Lots. The value of the Scarborough Land and the Kingspoint Land to be contributed by SmartCentres to the Limited Partnerships has an agreed upon fair market value of approximately $1.8 million CAD and $3.3 million CAD, respectively. At closing, we (through our subsidiaries) will subscribe for 50% of the units in the Scarborough and Kingspoint Limited Partnerships at an agreed upon subscription price of approximately $0.9 million CAD and $1.7 million CAD, respectively, representing contributions equivalent to 50% of the agreed upon fair market value of each parcel of land. We expect the acquisitions of the Scarborough Land and Kingspoint Land to close in the first half of 2020 after the land has been zoned so as to permit the self storage facilities. In some circumstances, if we fail to complete the Scarborough Land and Kingspoint Land acquisition, we may forfeit up to approximately $150,000 CAD and $150,000 CAD, respectively in earnest money.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018

Distribution Declaration

On March 7, 2019, our board of directors declared a daily distribution in the amount of $0.004281 per share on the outstanding shares of common stock, payable to Class A, Class T and Class W stockholders of record of such shares as shown on our books as of the close of business on each day during the period commencing on April 1, 2019 and ending June 30, 2019. Such distributions payable to each stockholder of record during a month will be paid the following month.

Offering Status

As of March 8, 2019, in connection with our Offerings we have issued approximately 3,376,000 Class A shares for gross offering proceeds of approximately $82.6 million, approximately 2,267,000 Class T shares for gross offering proceeds of approximately $54.8 million and approximately 552,000 Class W shares for gross offering proceeds of approximately $12.6 million.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

SCHEDULE III

December 31, 2018

			Initial Cost to Company				Gross Carrying Amount at December 31, 2018
Description	ST	Encumbrance	Land	Building and Improvements	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements	(1) Total	Accumulated Depreciation	Date of Construction	Date Acquired
Jensen Beach	FL	$2,467,298	$902,914	$3,813,828	$4,716,742	$28,000	$902,914	$3,841,828	$4,744,742	$(261,189)	1979	4/11/2017
Texas City	TX	3,967,614	811,062	6,783,936	7,594,998	152,410	811,062	6,936,346	7,747,408	(272,886)	2010	11/17/2017
Riverside	CA	3,414,341	1,110,557	5,472,815	6,583,372	38,794	1,110,557	5,511,609	6,622,166	(135,307)	1984	3/27/2018
Las Vegas I	NV	4,560,762	2,218,730	6,622,998	8,841,728	67,768	2,218,730	6,690,766	8,909,496	(152,936)	1996	4/05/2018
Puyallup	WA	6,778,838	3,370,390	9,588,463	12,958,853	37,886	3,370,390	9,626,349	12,996,739	(210,981)	1990	5/22/2018
Las Vegas II	NV	6,380,083	2,150,182	10,203,441	12,353,623	19,672	2,150,182	10,223,113	12,373,295	(150,247)	2006	7/18/2018
Naples	Fl	13,582,597	6,977,488	19,343,811	26,321,299	10,755	6,977,488	19,354,566	26,332,054	(242,862)	2001	8/01/2018
Woodlands I	TX	4,948,278	932,000	8,791,302	9,723,302	4,329	932,000	8,795,631	9,727,631	(62,127)	2002	10/10/2018
Katy	TX	2,303,182	945,000	8,087,652	9,032,652	28,702	945,000	8,116,354	9,061,354	(56,009)	2003	10/10/2018
Humble	TX	3,694,442	1,129,000	6,717,806	7,846,806	1,189	1,129,000	6,718,995	7,847,995	(56,264)	2004	10/10/2018
Woodlands II	TX	4,735,218	2,075,000	6,961,618	9,036,618	47,019	2,075,000	7,008,637	9,083,637	(53,953)	2007	10/10/2018
College Station	TX	3,656,535	1,065,000	5,943,870	7,008,870	22,435	1,065,000	5,966,305	7,031,305	(47,464)	2004	10/10/2018
Cypress	TX	3,813,994	1,484,000	5,083,471	6,567,471	5,357	1,484,000	5,088,828	6,572,828	(39,460)	2002	10/10/2018
Queenston	TX	—	1,314,500	5,614,928	6,929,428	—	1,314,500	5,614,928	6,929,428	(27,751)	2007	11/06/2018
		$64,303,182	$26,485,823	$109,029,939	$135,515,762	$464,316	$26,485,823	$109,494,255	$135,980,078	$(1,769,436)

(1)	The aggregate cost of real estate for United States federal income tax purposes is $143,806,260.

S-1

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2018

Activity in real estate facilities during 2018 was as follows:

2018
Real estate facilities
Balance at beginning of year	$12,339,539
Facility acquisitions	123,204,022
Improvements	436,517
Balance at end of year	$135,980,078
Accumulated depreciation
Balance at beginning of year	$(138,219)
Depreciation expense	(1,631,217)
Balance at end of year	$(1,769,436)
Real estate facilities, net	$134,210,642

S-2

SSTIV STRATEGIC STORAGE TRUST

# SUBSCRIPTION AGREEMENT

## (1) INVESTMENT

☐ Initial Investment
Minimum initial investment = $5,000
Minimum initial IRA investment = $1,500
**Unless otherwise described in the Prospectus

☐ Funds Enclosed
☐ Funds Wired
☐ Asset Transfer
Include Asset Transfer Form

| Total Invested in Class A SHARES | Total Invested in Class T SHARES | Total Invested in Class W SHARES |
|---|---|---|
| $ | $ | $ |

For *Class A shares only*, check if applicable:

## (2) INVESTOR INFORMATION (REQUIRED)

**SECTION (2)a**
NAME OF INVESTOR, TRUSTEE OR AUTHORIZED SIGNER **(REQUIRED)** ☐ Mr. ☐ Mrs. ☐ Ms. ☐ Other ________

NAME OF JOINT INVESTOR

NAME OF TRUST, BUSINESS OR PLAN

**SECTION (2)b**
INVESTOR, TRUSTEE OR AUTHORIZED SIGNER'S **STREET ADDRESS (REQUIRED) - NO P.O. BOX**

CITY | STATE | ZIP CODE

HOME PHONE **(REQUIRED)** | BUSINESS PHONE | PHONE EXTENSION

**SECTION (2)c**
ALTERNATIVE MAILING ADDRESS OR P.O. BOX

CITY | STATE | ZIP CODE

**SECTION (2)d**
INVESTOR DATE OF BIRTH (MM/DD/YYYY) **(REQUIRED)** (TRUST OR ENTITY DATE) | JOINT INVESTOR / AUTHORIZED SIGNER DATE OF BIRTH (MM/DD/YYYY) | ENTITY TAX ID # (If Applicable)

INVESTOR SSN# **(REQUIRED)** | JOINT INVESTOR / AUTHORIZED SIGNER SSN#

☐ U.S. Citizen ☐ Resident Alien ☐ Non-Resident Alien* - Country of Origin ________

PAGE 3 OF 7

SST4-03-2019

**(3) ELECTRONIC DELIVERY OF REPORTS AND UPDATES**

Initial here

E-mail address:

**(4) FORM OF OWNERSHIP**

**NON-CUSTODIAL OWNERSHIP**

- ☐ Individual — Investor must sign, initial, & date
- ☐ Joint Tenants with Right of Survivorship — All parties must sign, initial, & date
- ☐ Tenants in Common — All parties must sign, initial, & date
- ☐ Community Property — All parties must sign, initial, & date
- ☐ Transfer on Death — Include Transfer on Death Form
- ☐ Pension, Profit Sharing Plan or 401K — Trustee or custodian signature required. Include copy of plan document
- ☐ Trust - Include a copy of the Trust or Certificate of Trust — Trustee or Grantor signature(s) required — Date Established (Required)
  - ☐ Currently Revocable
  - ☐ Irrevocable
- ☐ Company or Corporation — Authorized officer must sign or initial
  - ☐ S-Corp Include Corp Resolution
  - ☐ C-Corp Include Corp Resolution
- ☐ Uniform Gift to Minors Act / Uniform Transfers to Minors Act — Custodian must sign, initial, & date
- ☐ Partnership or LLC — Authorized Agent must sign, initial, & date. Partnership or Operating Agreement required.
- ☐ Other: ______ (Specify) — Include any pertinent documents

**CUSTODIAL OWNERSHIP**

**SEND ALL PAPERWORK DIRECTLY TO THE CUSTODIAN**

- ☐ IRA ______ (Type)
- ☐ Qualified Pension or Profit Sharing Plan
- ☐ Non-Qualified Custodian Account
- ☐ Other: ______ (Specify)

NAME OF CUSTODIAN OR TRUSTEE

☐ Inherited/Beneficiary IRA Deceased's Name (required)

MAILING ADDRESS

CITY | STATE | ZIP CODE

BUSINESS PHONE

TO BE COMPLETED BY CUSTODIAN OR OTHER ADMINISTRATOR

CUSTODIAN TAX ID | CUSTODIAN ACCOUNT #

NAME OF CUSTODIAN OR OTHER ADMINISTRATOR

Custodian Medallion Signature Guarantee

SIGNATURE OF CUSTODIAN (IF APPLICABLE) | DATE **(REQUIRED)**

**(5) DISTRIBUTION OPTIONS**

**ALL DISTRIBUTIONS FOR CUSTODIAL ACCOUNTS WILL BE SENT TO THE CUSTODIAN**

**(REQUIRED)**

- ☐ Distribution Reinvestment Plan (DRP) — Investor elects to participate in the Distribution Reinvestment Plan described in the Prospectus.
  - ______ % of each distribution in DRP
  - ______ % of each distribution in cash (total must equal 100%)
- ☐ Cash Distributions Directed To:
- ☐ Via Direct Deposit (ACH) — Complete information below. See ACH language in Section 5 of the instructions.
  - ☐ Checking **(must enclose voided check)**
  - ☐ Savings **(verification from bank must be provided)**
- ☐ Mail to Alternate Address (2c)
- ☐ Mail to Street Address (2b)

NAME OF BANK, BROKERAGE FIRM OR INDIVIDUAL

MAILING ADDRESS

CITY | STATE | ZIP CODE

BANK ABA# (FOR ACH ONLY) | ACCOUNT #

**(MUST ENCLOSE A VOIDED CHECK OR VERIFICATION FROM BANK)**

PAGE 4 OF 7

SST4-03-2019

PAGE 1 OF 7 SST4-03-2019SUBSCRIPTION AGREEMENTINSTRUCTIONS TO INVESTORSAPPENDIX AAny person(s) desiring to subscribe for shares of common stock (the “Shares”) in Strategic Storage Trust IV, Inc. (the “Company”) should carefully readand review the prospectus, as supplemented and amended to date (the “Prospectus”), and if he/she/they desire(s) to subscribe for Shares, complete theSubscription Agreement that follows these instructions. Follow the appropriate instructions listed below for the indicated section. Please type the information orprint in ballpoint pen.AN INVESTMENT IN STRATEGIC STORAGE TRUST IV, INC. CANNOT BE COMPLETED UNTIL AT LEAST FIVE (5) BUSINESS DAYS AFTER THE INVESTORRECEIVED THE FINAL PROSPECTUS. IF AN INVESTOR’S SUBSCRIPTION IS ACCEPTED, THEN THE COMPANY WILL SEND THE INVESTOR CONFIRMATION OFTHEIR PURCHASE AFTER THEY HAVE BEEN ADMITTED AS AN INVESTOR.(1)INVESTMENTEnter the Investment Amount to be invested in either Class A, Class T, or Class W Shares. Please refer to our Prospectus, includingthe “Questions and Answers About This Offering” section, for a description of our share classes and which classes are availablefor specific investors. Payment for the full price of the Shares subscribed for should be made payable to Strategic Storage TrustIV, Inc. Select the share class to specify your subscription to either Class A, Class T, or Class W Shares. Indicate your method ofpayment — either by mail, by wire, or by asset transfer — and fill out the specified information for your method of payment.For purchases of Class W shares through a Registered Investment Advisor not affiliated with a Broker-Dealer, also complete aCertification of Client Suitability on page 7. Class W Shares are only available for purchase by certain categories of purchasers.Class W Shares may only be sold to investors who: (i) purchase shares through fee-based programs, also known as wrapaccounts, (ii) purchase shares through participating broker dealers that have alternative fee arrangements with their clients, (iii)purchase shares through certain registered investment advisers, (iv) purchase shares through bank trust departments or any otherorganization or person authorized to act in a fiduciary capacity for its clients or customers, (v) are an endowment, foundation,pension fund, or other institutional investor, or (vi) are a part of any other categories of purchasers or through any otherdistribution channels that we name in an amendment or supplement to the Prospectus.Waiver of Commission Only — Check this box for sales of Class A shares only if one of the following situations applies: (1) an RIAintroduced the sale, the RIA is affiliated with a Broker-Dealer, and the sale is conducted by the RIA in his or her capacity as aRegistered Representative of a Broker-Dealer; (2) an RIA introduced the sale, the RIA is not affiliated with a Broker-Dealer, andthe sale is made pursuant to an RIA Selling Agreement (in this case, include a Certification of Client Suitability); (3) a participatingRIA is purchasing the Shares for his, her, or its (a) own account, IRAs, or other retirement plans, or (b) immediate family membersand their IRAs or other retirement plans; or (4) a participating Broker-Dealer or Registered Representative of a Broker-Dealer ispurchasing the Shares for his, her, or its (a) own account, IRAs, or other retirement plans, or (b) immediately family members andtheir IRAs or other retirement plans.Waiver of Commission and Dealer Manager Fee — Check this box if you are any of the following and purchasing Class A sharesfor your own account, your IRA, or other retirement plan: (a) our directors and officers, (b) directors, officers, and employees of ouradvisor or its affiliates, including sponsors and consultants, or (c) immediate family members of any of the persons or entities listedin (a) and (b).Volume Discount Purchase — Check this box if your purchase of Class A shares qualifies for a volume discount. If this purchaseis eligible to be combined with purchases by another person/entity as a “single purchaser” (as described in the Prospectus) forpurposes of a volume discount, then provide the account number of the other person/entity. Please see the “Plan of Distribution —Volume Discounts (Class A Shares Only)” section of our Prospectus for additional information about volume discounts.The minimum required initial investment is $5,000; provided, however, that the minimum required initial investment for purchasesmade by an individual retirement account, or IRA, is $1,500. If additional investments in the Company are made, you will needto complete an Additional Subscription Agreement Form with the exact name in which the original purchase was made. Theinvestor(s) acknowledge(s) that the broker-dealer named on the original Subscription Agreement may receive a commission onany such additional investments in the Company.(2)INVESTORINFORMATIONFor non-custodial ownership accounts, enter the exact name in which the Shares are to be held. For multiple investors, enter thenames of all investors. For custodial ownership accounts, enter “FBO” followed by the name of the investor.Enter the home address, city, state, zip code, home telephone, business telephone, and email address of the investor. Note:Section 4 should contain the custodian’s mailing address.Enter an alternate mailing address if different than the home address in item (2)b.Enter the date of birth of the investor (required) and joint investor, if applicable, or date of incorporation. Enter the social securitynumber (SSN) of the investor (required) and joint investor, if applicable. The investor is certifying that the number is correct. Forcustodial accounts, enter the investor’s social security number (for identification purposes). Enter Tax ID number, if applicable.Check the appropriate box. If the investor(s) is/are a non-resident alien(s), he/she/they must apply to the Internal Revenue Servicefor an identification number via Form SS-4 for an individual or SS-5 for a corporation, and supply the number to the Companyas soon as it is available. If a non-resident alien, the investor(s) must submit an original of the appropriate W-8 Form (W-8BEN,W-8ECI, W-8EXP, or W-8IMY) in order to make an investment.(3)ELECTRONICDELIVERY OFREPORTS ANDUPDATESWe encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronicdelivery of stockholder communications. By electing to receive stockholder communications electronically, you authorize theCompany to (i) email stockholder communications and reports to you directly, (ii) make stockholder communications and reportsavailable on the Company’s website and notify you by email or mail when and where such documents are available, or (iii) providea copy of the stockholder communications and reports, or links to such stockholder communications and reports, to you on aCD, USB drive, or other electronic medium mailed to my address of record, or sent by other means of electronic delivery. Thestockholder communications we may send electronically include, but are not limited to, the registration statement, Prospectus,Prospectus supplements, quarterly reports, annual reports, proxy statements, charter, bylaws, sales materials, this SubscriptionAgreement, and applicable exhibits, and any other stockholder communications and reports. You will not receive paper copiesof these electronic materials unless you request them or unless we are unable to electronically provide you with copies ofthese electronic materials. We may also choose to send one or more items to you in paper form despite your consent to accessthem electronically. Your consent will be effective until you revoke it by terminating your registration by sending an e-mail toinvestorrelations@sam.com. In addition, by connecting to electronic access, you will be responsible for your usual Internet charges(e.g., online fees) in connection with the electronic access of stockholder relations materials.Please initial and provide an e-mail address if you choose to consent to electronic delivery.(2)a(2)b(2)c(2)d(2)ePAGE 2 OF 7 SST4-03-2019(4)FORM OFOWNERSHIPNon-Custodial Ownership: The Subscription Agreement must be completed in its entirety. Please mail the complete, initialed,signed Subscription Agreement and your form of payment made payable to Strategic Storage Trust IV, Inc. to the address on page 6.Custodial Ownership: The Subscription Agreement must be completed in its entirety. Select the appropriate type of entity; enterthe exact name of the custodian, mailing address, business phone and custodial account number. Subscription Agreement mustbe initialed and signed by investor and sent to Custodian for execution and Medallion Signature Guarantee (MSG) or CorporateResolution. Custodian will forward the Subscription Agreement and form of payment to the address on page 6.(5)DISTRIBUTIONOPTIONSCheck the appropriate box to have the distributions mailed to the address of record (either the residence address or the mailingaddress that is specified in Section 2) or to a third-party or alternate address. Check the appropriate box to participate in theDistribution Reinvestment Plan (the “DRP”). If you are reinvesting pursuant to the DRP, you may elect to reinvest all or a portionof your cash distribution by indicating in Section 5 the percentage desired in case and the percentage desired to be reinvested(percentages must add up to 100%). If the investor(s) prefer(s) direct deposit of cash distributions to an account or address otherthan as set forth in the Subscription Agreement, check the preferred option and complete the required information. A voidedcheck must be enclosed if it is a checking account. If it is a savings account, please obtain written verification of the routing andaccount numbers from the bank.If you participate in the DRP, we request that you notify the Company and your broker-dealer in writing at any time there is amaterial change in your financial condition, including failure to meet the minimum income and net worth standards imposed by thestate in which you reside.AUTOMATED CLEARING HOUSE (ACH): I (we) hereby authorize the Company to deposit distributions from my (our) commonstock of the Company into the account listed on the voided check or bank verification provided in response to Section 5 of theSubscription Agreement (the “Bank Account”). I (we) further authorize the Company to debit my (our) Bank Account in the eventthat the Company erroneously deposits additional funds into my (our) Bank Account to which I am (we are) not entitled, providedthat such debit shall not exceed the original amount of the erroneous deposit. In the event that I (we) withdraw funds erroneouslydeposited into my (our) Bank Account before the Company reverses such erroneously deposited amount, I (we) agree that theCompany has the right to retain any future distributions to which I am (we are) entitled until the erroneously deposited amount isrecovered by the Company.(6)SUBSCRIBERSIGNATURESPlease separately initial the representations in paragraphs (1) through (4) where indicated. Please note the higher suitabilityrequirements described in the Prospectus for residents of certain states. If you are a resident of one of the states indicated, pleaseinitial the representations in paragraph (5) as applicable. Except in the case of fiduciary accounts, the investor may not grant anyperson a power of attorney to make such representations on his or her behalf.The Subscription Agreement must be signed/initialed and dated by the investor(s) and, if applicable, the trustee or custodian. TheSubscription Agreement must be signed and guaranteed by the custodian(s) if investing through an IRA, Keogh, or qualified plan,if applicable. If title is to be held jointly, all parties must sign. If the registered owner is a partnership, corporation, or trust, then ageneral partner, officer, or trustee of the entity must sign.(7)REGISTEREDREPRESENTATIVEOR RIA INFORMATIONThis Section is to be competed and executed by the Registered Representative or RIA. If there is more than one RegisteredRepresentative or RIA, all Registered Representatives and RIAs must complete and execute this Section. Please complete allbroker-dealer information contained in this Section including the suitability certification (Investor State of Residence).The Subscription Agreement, which has been delivered with the Prospectus, together with a check (if applicable) for the fullpurchase price, should be delivered or mailed to your broker-dealer.NOTICE TO STOCKHOLDERSThe Shares of common stock of the Company are subject to restrictions on transfer. In addition, the Company has the authority to issue Shares of stock of morethan three classes. Upon the request of any stockholder, and without charge, the Company will furnish a full statement of the information required by Section2-211 of the Maryland General Corporation Law with respect to (1) certain restrictions on ownership and transferability of the Company’s common stock and (2)the designations and any preferences, conversion, and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications,and terms and conditions of redemption for the Shares of each class of stock which the Company has authority to issue, the differences in the relativerights and preferences between the Shares of each series to the extent set, and the authority of the board of directors to set such rights and preferences tosubsequent series. Such request must be made to the Secretary of the Company at its principal office.ACCEPTABLE FORMS OF PAYMENTA. Wire transfersB. Pre-printed personal checksC. Cashier’s checks over $10,000D. Business checks when applied to company/corporate accountE. Trust checks for trust accountsF. Custodial checks for IRA accountsG. Checks endorsed from other investment programs will be accepted if they meet the minimum investment requirementPay to the order of “Strategic Storage Trust IV, Inc.”WE CANNOT ACCEPT: Cash, cashier’s checks/official bank checks $10,000 or less, foreign checks, money orders, third party checks, temporary/starter checks,or traveler’s checks.PLEASE NOTE: Because of our anti-money laundering policies, if the investor’s name used in this Subscription Agreement/Signature Page does not match thePayer printed on the form(s) of payment, we may request documents or other evidence as we may reasonably require in order to correlate the investor’s nameto the Payer on the form(s) of payment.MAILING ADDRESS: Strategic Storage Trust IV, Inc.c/o Strategic Transfer Agent Services, LLC10 Terrace Road, Ladera Ranch, CA 92694Attention: Investor RelationsWIRE INSTRUCTIONS: Fifth Third Bank, 222 S. Riverside Plaza MD GRVR3B, Chicago, IL 60606 ABA# 042000314. Account Name: Strategic Storage Trust IV,Inc. Account# 7027464507. When sending a wire, please request that the wire references the subscriber’s name in order to assure the wire is credited to theproper account.PAGE 3 OF 7 SST4-03-2019SUBSCRIPTION AGREEMENTInitial InvestmentU.S. Citizen Resident Alien Non-Resident Alien* - Country of OriginMr. Mrs. Ms. OtherSECTION (2)aSECTION (2)bSECTION (2)cSECTION (2)dSECTION (2)eFunds EnclosedFunds WiredAsset TransferInclude Asset Transfer FormPlease issue form(s) of payment payable to:Strategic Storage Trust IV, Inc.Additional Investment (Minimum $100.00) - Existing Account #If you need further assistance in completing this Subscription Agreement/signature page, please call Investor Relations at 866-418-5144.Minimum initial investment = $5,000 (Subscription Agreement or Additional Investment Subscription Agreement must be completed)Minimum initial IRA investment = $1,500**Unless otherwise described in the ProspectusNAME OF INVESTOR, TRUSTEE OR AUTHORIZED SIGNER (REQUIRED)ALTERNATIVE MAILING ADDRESS OR P.O. BOXPlease indicate Citizenship Status (REQUIRED): if a box is not checked, U.S. Citizenship will be applied by default.*If non-resident alien, investor must submit the appropriate W-8 form (W-8BEN, W-8ECI, W-8EXP, or W-8IMY) in order to make an investment.INVESTOR DATE OF BIRTH(MM/DD/YYYY) (REQUIRED)INVESTOR SSN# (REQUIRED)ENTITY TAX ID # (If Applicable)JOINT INVESTOR / AUTHORIZEDSIGNER DATE OF BIRTH (MM/DD/YYYY)JOINT INVESTOR / AUTHORIZEDSIGNER SSN#INVESTOR, TRUSTEE OR AUTHORIZED SIGNER’S STREET ADDRESS (REQUIRED) - NO P.O. BOXCITYCITYHOME PHONE (REQUIRED) BUSINESS PHONE PHONE EXTENSIONSTATESTATEZIP CODEZIP CODENAME OF JOINT INVESTORNAME OF TRUST, BUSINESS OR PLANTotal Invested in ClassT SHARESTotal Invested in ClassA SHARESTotal Invested in ClassW SHARES$ $ $(1)INVESTMENT(2)INVESTORINFORMATION(REQUIRED)(TRUST ORENTITY DATE)Waiver of Commission and Dealer Manager Fee:For Class A shares only, check if applicable:Waiver of Commission Only:Volume Discount Purchase:Please check this box only if you are eligible for a waiver of sales commission and dealer manager fee.Waivers of sales commissions and dealer manager fees are generally only available for purchases made by the following for their own account,IRAs, or other retirement plans: (a) our directors and officers, or (b) directors, officers, and employees of our advisor or its affiliates, includingsponsors and consultants.If this box is checked, sales commission will be waived for one of the following (check one):Please check this box if you are eligible for a volume discount on this purchase. If this purchase is eligible to be combined with purchases byanother person/entity as a “single purchaser” (as described in the Prospectus) for purposes of a volume discount, then provide the accountnumber of the other person/entity:If a Registered Investment Advisor (RIA) has introduced a sale and the RIA is affiliated with a Broker-Dealer, the sales commission will bewaived if the sale is conducted by the RIA in his or her capacity as a Registered Representative of a Broker-Dealer.If an RIA has introduced a sale and the RIA is not affiliated with a Broker-Dealer, the sales commission will be waived if the sale is madepursuant to a RIA Selling Agreement and you complete the CERTIFICATION OF CLIENT SUITABILITY on page 7.A participating RIA for his, her, or its (a) own account, IRAs, or other retirement plans, or (b) immediate family members and their IRAs orother retirement plans (in this case, this Subscription Agreement must be signed by the participating Registered Investment Advisor).A participating Broker-Dealer or Registered Representative of a participating Broker-Dealer for his, her, or its (a) own account, IRAs, or otherretirement plans, or (b) immediate family members and their IRAs or other retirement plans.If for a family member pursuant to (b) of either the third or fourth checkbox above, indicate relationship:PAGE 4 OF 7 SST4-03-2019(4)FORM OF OWNERSHIPNON-CUSTODIALOWNERSHIP(5)DISTRIBUTIONOPTIONSALL DISTRIBUTIONSFOR CUSTODIALACCOUNTS WILLBE SENT TO THECUSTODIAN(REQUIRED)CUSTODIALOWNERSHIPSEND ALLPAPERWORKDIRECTLY TOTHE CUSTODIANIndividualDistribution Reinvestment Plan (DRP) Via Direct Deposit (ACH)Mail to Alternate Address (2c)Cash Distributions Directed To: Mail to Street Address (2b)IRAIf a box is not checked below, 100% of your distributions will be paid in cash and sent to the address of record.Other:Tenants in CommonCommunity PropertyTransfer on DeathJoint Tenants with Right ofSurvivorshipUniform Gift to Minors Act /Uniform Transfers to Minors ActNon-Qualified CustodianAccountQualified Pension orProfit Sharing PlanPension, Profit Sharing Plan or 401KPartnership or LLCOther:Trust - Include a copy of the Trustor Certificate of TrustCompany or CorporationInvestor must sign, initial, & dateInvestor elects to participate in the Distribution Reinvestment Plandescribed in the Prospectus.% of each distribution in DRP% of each distribution in cash (total must equal 100%)Complete information below. See ACH language inSection 5 of the instructions.Trustee or custodian signature required.Include copy of plan documentAuthorized Agent must sign,initial, & date. Partnership orOperating Agreement required.Trustee or Grantorsignature(s) requiredAuthorized officer must sign or initialDate Established (Required)(Specify)Include any pertinent documents(Type) (Specify)Currently RevocableS-Corp Include Corp ResolutionChecking (must enclose voided check)IrrevocableC-Corp Include Corp ResolutionSavings (verification from bank must be provided)Custodian must sign, initial, & dateAll parties must sign, initial, & dateAll parties must sign, initial, & dateInclude Transfer on Death FormAll parties must sign, initial, & dateNAME OF CUSTODIAN OR TRUSTEENAME OF BANK, BROKERAGE FIRM OR INDIVIDUALInherited/Beneficiary IRADeceased’s Name (required)MAILING ADDRESSMAILING ADDRESSNAME OF CUSTODIAN OR OTHER ADMINISTRATORCustodian Medallion Signature GuaranteeCITYCITYSTATESTATEZIP CODEZIP CODEBUSINESS PHONEBANK ABA# (FOR ACH ONLY) ACCOUNT #CUSTODIAN TAX ID CUSTODIAN ACCOUNT #TO BE COMPLETED BY CUSTODIAN OR OTHER ADMINISTRATOR(MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF IRA OR QUALIFIED PLAN ORNON-QUALIFIED CUSTODIAL ACCOUNT IS ADMINISTERED BY A THIRD PARTY)(MUST ENCLOSE A VOIDED CHECK OR VERIFICATION FROM BANK)(3)ELECTRONICDELIVERY OFREPORTS ANDUPDATESSIGNATURE OF CUSTODIAN (IF APPLICABLE) DATE (REQUIRED)Initial hereInstead of receiving paper copies of the registration statement, Prospectus, Prospectus supplements, quarterly reports,annual reports, proxy statements, charter, bylaws, sales materials, this Subscription Agreement, and applicable exhibits,and any other stockholder communications and reports (including, but not limited to, those specified in this sentence), I(a) authorize the Company and consent to electronic delivery of this Subscription Agreement, the Prospectus, and anyother stockholder communications and reports delivered therewith, and (b) authorize the Company to electronicallydeliver to me all stockholder communications and reports from the Company. In making this authorization, I herebyconsent for the Company to electronically send me stockholder communications and reports, including my accountspecificinformation, by either (i) emailing stockholder communications and reports to me directly, (ii) making stockholdercommunications and reports available on the Company's website and notify me by email or mail when and wheresuch documents are available, or (iii) providing a copy of the stockholder communications and reports, or links to suchstockholder communications and reports, to me on a CD, USB drive, or other electronic medium mailed to my address ofrecord, or sent by other means of electronic delivery.(You must provide an e-mail address if you choose this option.)E-mail address:PAGE 5 OF 7 SST4-03-2019ALL ITEMS MUST BE READ AND INITIALED.(1) I have received the final Prospectus of Strategic Storage Trust IV, Inc.(2) I have (i) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more, or (ii) a net worth (as described above) of at least$70,000 and have a minimum of $70,000 gross annual income, or that I meet the higher suitability requirements imposed by my state of primaryresidence as set forth in the Prospectus under “SUITABILITY STANDARDS.” I will not purchase additional Shares unless I meet those suitabilityrequirements at the time of purchase.(3) I acknowledge that there is no public market for the Shares and, thus, my investment in Shares is not liquid.(4) I am purchasing the Shares for my own account or, if I am purchasing shares on behalf of a trust or other entity of which I am trustee or authorizedagent, then I represent that I have due authority to execute the Subscription Agreement/Signature Page and do hereby legally bind the trust orother entity of which I am trustee or authorized agent.(5) PLEASE SEPARATELY INITIAL, ONLY AS APPLICABLE, THE ITEMS BELOW.For these purposes, unless otherwise specified below, “net worth” in all cases should be calculated excluding the value of an investor’s home,home furnishings, and automobiles. Unless otherwise specified below, “liquid net worth” is defined as that portion of net worth which consists ofcash, cash equivalents, and readily marketable securities.If I am an Alabama resident, I acknowledge that Shares will only be sold to residents of the State of Alabama representing that they have a liquidnet worth of at least 10 times their investment in this Company and its affiliates.If I am an Iowa resident, I acknowledge that Iowa Investors must have either: (a) a minimum liquid net worth of at least $100,000 and a minimumannual gross income of not less than $100,000, or (b) a minimum liquid net worth of at least $350,000. For these purposes, “liquid net worth” isdefined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consist of cash,cash equivalents, and readily marketable securities. In addition, an Iowa investor’s aggregate investment in this Company, shares of its affiliates,and other non exchange traded real estate investment trusts may not exceed 10% of his or her liquid net worth. Accredited investors in Iowa, asdefined in 17 C.F.R. § 230.501, as amended, are not subject to the 10% investment limitation.If I am a Kansas resident, I acknowledge that it is recommended by the office of the Kansas Securities Commissioner that Kansas investors notinvest, in the aggregate, more than 10% of their liquid net worth in this and other non-traded REITs. For these purposes, “liquid net worth” shall bedefined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents, and readily marketable securities,as determined in conformity with Generally Acceptable Accounting Principles.If I am a Kentucky resident, I acknowledge that my aggregate investment in this Company and any affiliate non-publicly traded REITs must notexceed 10% of my liquid net worth.If I am a Maine resident, I acknowledge that the Maine Office of Securities recommends that an investor’s aggregate investment in this offeringand similar direct participation investments not exceed 10% of the investor’s liquid net worth.If I am a Massachusetts resident, I acknowledge that no more than 10% of any one Massachusetts investor’s liquid net worth may be invested inthis Company and in other illiquid direct participation programs. For this purpose, “liquid net worth” is that portion of an investor’s net worth (assetsminus liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.If I am a Missouri resident, I acknowledge that no more than ten percent (10%) of any one (1) Missouri investor’s liquid net worth shall be investedin any single class of this Company’s stock.If I am a Nebraska resident, I acknowledge that, in addition to the suitability standards above, Nebraska investors must limit their aggregateinvestment in this Company’s Shares and in other non-publicly traded real estate investment trusts (REITs) to 10% of such investor’s net worth.Accredited investors, as defined in 17 C.F.R. § 230.501, as amended, are not subject to this limitation.If I am a New Jersey resident, I acknowledge that Shares will only be sold to residents of New Jersey who have either (a) a minimum liquidnet worth of at least $100,000 and a minimum annual gross income at least $85,000, or (b) a minimum liquid net worth of $350,000. For thesepurposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minustotal liabilities) that consists of cash, cash equivalents, and readily marketable securities. In addition, a New Jersey investor’s investment in thisCompany, its affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business developmentcompanies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exemptprivate offerings) may not exceed ten percent (10%) of his or her liquid net worth.If I am a New Mexico resident, I acknowledge that, in addition to the suitability standards above, the State of New Mexico requires that eachinvestor in that state limit his or her investment in this Company, its affiliates, and other non-traded real estate investment trusts to not more than10% of their liquid net worth.If I am a North Dakota resident, I acknowledge that Shares will only be sold to residents of the State of North Dakota representing that they havea net worth of at least 10 times their investment in this Company and that they meet one of this Company’s suitability standards.If I am an Ohio resident, I acknowledge that it shall be unsuitable for an Ohio investor’s aggregate investment in shares of this Company, itsaffiliates, and in other non-traded real estate investment trusts to exceed ten percent (10%) of his, her, or its liquid net worth. “Liquid net worth” shallbe defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) thatis comprised of cash, cash equivalents, and readily marketable securities.If I am an Oregon resident, I acknowledge that Shares will only be sold to residents of the State of Oregon representing that they have a liquidnet worth of at least 10 times their investment in this Company and its affiliates and that they meet one of this Company’s suitability standards.If I am a Pennsylvania resident, I acknowledge that my investment in this Company must be no more than 10% of my net worth.If I am a Puerto Rico resident, I acknowledge that my investment in shares of the Company, the Company’s affiliates, and other similar non-tradeddirect participation programs must not exceed more than 10% of my liquid net worth.If I am a Tennessee resident, I acknowledge that my investment in this Company must not exceed 10% of my liquid net worth (exclusive of home,home furnishings and automobiles).If I am a Vermont resident, I acknowledge that accredited investors in Vermont, as defined in 17 C.F.R. § 230.501, as amended, may invest freely inthis offering. I also acknowledge that, in addition to the suitability standards described above, non-accredited Vermont investors may not purchasean amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s totalassets (not including home, home furnishings, or automobiles) minus total liabilities.JOINTOWNER/OWNER CUSTODIANINITIAL ASAPPLICABLEPlease separately initial each of the representations (1) through (4) and any applicable representation in (5) below. Except in the caseof fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf. In order toinduce Strategic Storage Trust IV, Inc. to accept this subscription, I hereby represent and warrant to you as follows:Your sale is not final for five (5) business days after your receipt of the final Prospectus. We will deliver a confirmation of sale to you after your purchase is completed.(6)SUBSCRIBERSIGNATURES(REQUIRED)TAXPAYER IDENTIFICATION NUMBER OR SOCIAL SECURITY NUMBER CERTIFICATION (required): The investor signing below, under penalties of perjury, certifies that (1) the numbershown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me), (2) I am not subject to backup withholdingbecause I am exempt from backup withholding, I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure toreport all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a U.S. resident alien), unless I haveotherwise indicated in Section 2 above.Certification instructions. You must cross out certification 2 in the previous paragraph if you have been notified by the IRS that you are currently subject to backup withholdingbecause you have failed to report all interest and dividends on your tax return.I understand that I will not be admitted as a stockholder until my investment has been accepted. Depositing of my check alone does not constitute acceptance. The acceptanceprocess includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USAPATRIOT Act and depositing funds.The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.SIGNATURE OF OWNER (REQUIRED)SIGNATURE OF JOINT OWNER ORDATE (REQUIRED) BENEFICIAL OWNER (REQUIRED) DATE (REQUIRED)(SIGNATURE/INITIAL& DATE REQUIRED)PAGE 6 OF 7 SST4-03-2019(7)REGISTEREDREPRESENTATIVEOR RIAINFORMATIONTO BE COMPLETED BY REGISTERED REPRESENTATIVE OR RIAThe Registered Representative or Registered Investment Advisor (“RIA”) must sign below to complete the order. The Registered Representative orRIA warrants that he/she is duly licensed and may lawfully sell Shares in the state designated as the investor’s legal residence.The undersigned confirm on behalf of the Broker-Dealer or RIA Firm that they (1) have reasonable grounds to believe that the information andrepresentations concerning the investor identified herein are true, correct, and complete in all respects; (2) have discussed such investor’s prospectivepurchase of Shares with such investor; (3) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of theShares; (4) have delivered a current Prospectus and related supplements, if any, to such investor; (5) have reasonable grounds to believe that theinvestor is purchasing these Shares for his or her own account; and (6) have reasonable grounds to believe that the purchase of Shares is a suitableinvestment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and relatedsupplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to sufferany loss that may occur with respect thereto.BROKER-DEALER OR RIA FIRM NAME (REQUIRED)REGISTERED REPRESENTATIVE(S) OR ADVISOR(S) NAME(S) (REQUIRED) REPRESENTATIVE #CRD #BROKER-DEALER OR RIA FIRM ADDRESS OR P.O. BOXEMAIL ADDRESSCITYCITYREGISTERED REPRESENTATIVE OR ADVISOR ADDRESS OR P.O. BOXBUSINESS PHONE (REQUIRED)SIGNATURE(S) OF REGISTERED REPRESENTATIVE(S) OR ADVISORS (REQUIRED)SIGNATURE OF BROKER-DEALER OR RIA (IF REQUIRED BY BROKER-DEALER)BUSINESS PHONE (REQUIRED)FAX #FAX #STATESTATEZIP CODEZIP CODEDATE (REQUIRED)DATE (REQUIRED)BRANCH ID #I hereby certify that I hold a Series 7 or Series 62 FINRA license and Iam registered in the following state in which this sale was completed.(Not applicable for RIAs.)INVESTOR STATE OF RESIDENCE (REQUIRED)X XXAll items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the Prospectusentirely for a complete explanation of an investment in Strategic Storage Trust IV, Inc.If sale is being made through an RIA, fill out and sign the attached Certification of Client Suitability and include it with yourcompleted Subscription Agreement.MAIL TO: Strategic Storage Trust IV, Inc.c/o Strategic Transfer Agent Services, LLC10 Terrace Road, Ladera Ranch, CA 92694Attention: Investor RelationsWire Information: Fifth Third Bank, 222 S. Riverside Plaza MD GRVR3B, Chicago, IL 60606 ABA# 042000314.Account Name: Strategic Storage Trust IV, Inc. Account# 7027464507.Investor RelationsToll Free Phone Line: 866-418-5144PAGE 7 OF 7 SST4-03-2019CERTIFICATION OF CLIENT SUITABILITYFOR RIA USE ONLYClient Name:The undersigned hereby certifies to Select Capital Corporation (“Dealer Manager”) as follows:1. The undersigned is a registered investment advisor pursuant to the Investment Advisers Act of 1940, as amended.2. The undersigned is not receiving any commission in connection with such investment.3. The Client desires to invest in Strategic Storage Trust IV, Inc. (the “REIT”).4. Prior to recommending purchase of shares of the REIT’s common stock (“Shares”), the undersigned had and continues to havereasonable grounds to believe, based upon information provided by the Client concerning his or her investment objectives, otherinvestments, financial situation and needs, and any other information known by the undersigned, that: (A) each Client that purchasesShares is or will be in a financial position appropriate to enable him or her to realize to a significant extent the benefits (including taxbenefits) of an investment in the Shares, (B) each Client that purchases Shares has a net worth and income sufficient to sustain therisks inherent in the Shares, including loss of the entire investment and lack of liquidity, and (C) the Shares otherwise are or will be asuitable investment for each Client that purchases Shares, and the undersigned shall maintain files disclosing the basis upon which thedetermination of suitability was made.5. The undersigned agrees and acknowledges that Dealer Manager is relying on this certification with respect to the suitability of the Clientto purchase Shares through Dealer Manager.6. The undersigned represents and warrants that the undersigned has informed the Client of the current purchase price for Shares,including the purchase price for Shares under the distribution reinvestment plan.7. The undersigned further represents and warrants that the information set forth in this Certification is accurate and that the Client’ssubscription to purchase Shares either does not involve a discretionary account or, if so, that the undersigned has made the Client aware,prior to subscribing for the Shares, of the risks entailed in investing in the Shares.IN WITNESS WHEREOF, the undersigned has certified to the foregoing statements this day of , 201 .ADV or IARD #SIGNATURE OF REGISTERED INVESTMENT ADVISORPRINT NAME OF REGISTERED INVESTMENT ADVISORPlease complete this Certification as part of each Client’s completed subscription and send documents to Strategic Transfer Agent Services,LLC in accordance with the subscription agreement procedures.